Form 10KSB, Exhibit 13
period 1998-12-31
CNB HOLDINGS INC
filed 1999-03-30
CIK 912566

--------------------------------------------------------------------------------
1998 ANNUAL REPORT
--------------------------------------------------------------------------------



TABLE OF CONTENTS

Letter to Stockholders.......................................................................1

Independent Auditor's Report.................................................................2

Consolidated Balance Sheets..................................................................3

Consolidated Statements of Operations........................................................4

Consolidated Statements of Stockholders' Equity..............................................5

Consolidated Statements of Cash Flows........................................................6

Notes to Consolidated Financial Statements...................................................7

Management's Discussion and Analysis........................................................25

Board of Directors and Officers ............................................................43

Stockholder Information.....................................................................44


[CNB HOLDINGS, INC. LETTERHEAD]

February 23, 1999

CNB Holdings, Inc.
Shareholders

Dear Shareholder:

      You are cordially invited to attend the annual shareholders meeting of CNB Holdings, Inc., to be held Thursday, April 15, 1999 at 10:00 a.m., local time at Community National Bank's training facilities, 900 Memorial Drive, Pulaski, Virginia. You will be asked to consider and vote on the nominees for election as directors to serve until 2002. Additionally we will review the results of 1998 and the future growth plans for CNB Holdings, Inc., and Community National Bank along with other business as may properly come before the meeting.

      Community National Bank turned the corner to profitability in 1998, providing four quarters of positive earnings. This followed a highly successful secondary stock offering, completed in February, of 380,000 shares of the company's common stock. In April, 1998, our first branch relocated into a 20,000 square foot building purchased from then NationsBank. Bank operation activities have transitioned well into this facility providing a higher degree of efficiency to serve our customers.

      CNB Holdings, Inc., and Community National Bank have successfully addressed the Y2K issue facing all businesses worldwide. Community National Bank developed a program along with expert consultants that will take us into the new millennium prepared to serve our many customers. We are geared up for the Year 2000.

      We would like to thank you, our shareholders for your support over the years and look forward to continued growth in the value of our investment.


Hiawatha Nicely, Jr.                               Wayne L. Carpenter
/s/ Hiawatha Nicely, Jr.                           /s/ Wayne L. Carpenter

Chairman, President, CEO                           Chairman, President, CEO
CNB Holdings, Inc.                                 Community National Bank

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
CNB Holdings, Inc.
Pulaski, Virginia

We have audited the consolidated balance sheets of CNB Holdings, Inc. and subsidiary (Community National Bank) as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Holdings, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ Larrowe & Company, PLC


Pulaski, Virginia
January 20, 1999

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                              1998            1997
                                                         ------------    ------------
ASSETS
  Cash and due from banks                                $  2,925,106    $  2,290,840
  Federal funds sold                                          495,000       1,021,000
  Investment securities available for sale                 16,427,685      11,736,737
  Loans, net of allowance for loan losses
    of $372,574 in 1998 and $270,000 in 1997               31,108,102      22,395,227
  Property and equipment, net                               1,952,346       1,853,855
  Accrued income                                              425,640         241,318
  Other assets                                                 94,836         244,089
                                                         ------------    ------------
        Total assets                                     $ 53,428,715    $ 39,783,066
                                                         ============    ============

LIABILITIES
  Demand deposits                                        $  7,107,894    $  3,581,386
  Interest-bearing demand deposits                         10,723,459      11,192,361
  Savings deposits                                          6,629,166       3,770,237
  Large denomination time deposits                          4,456,768       4,442,410
  Other time deposits                                      17,200,180      13,607,494
                                                         ------------    ------------
        Total deposits                                     46,117,467      36,593,888

  Federal funds purchased                                     851,000            --
  Other borrowed funds                                        132,590            --
  Accrued interest payable                                     72,786          55,448
  Other liabilities                                            15,140          23,111
                                                         ------------    ------------
        Total liabilities                                $ 47,188,983    $ 36,672,447
                                                         ------------    ------------


  Commitments and contingencies

STOCKHOLDERS' EQUITY:
  Preferred stock, $1 par value; 1,000,000 shares
    authorized; none outstanding                                 --              --
  Common stock, $5 par value; 10,000,000 shares
    authorized; 926,399 and 546,399 shares outstanding
    in 1998 and 1997, respectively                          4,631,995       2,731,995
  Surplus                                                   2,803,782       1,609,748
  Retained deficit                                         (1,185,804)     (1,209,973)
  Unrealized depreciation on investment
    securities available for sale                             (10,241)        (21,151)
                                                         ------------    ------------
        Total stockholders' equity                          6,239,732       3,110,619
                                                         ------------    ------------
        Total liabilities and stockholders' equity       $ 53,428,715    $ 39,783,066
                                                         ============    ============


                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                    1998          1997           1996
                                                -----------   -----------    -----------
INTEREST INCOME:
    Loans and fees on loans                     $ 2,322,271   $ 1,668,116    $   926,222
    Federal funds sold                              218,361        40,131         70,412
    Taxable investment securities                   800,268       745,596        578,359
                                                -----------   -----------    -----------
        Total interest income                     3,340,900     2,453,843      1,574,993
                                                -----------   -----------    -----------

INTEREST EXPENSE:
    Deposits                                      1,809,944     1,353,521        853,867
    Federal funds purchased                             120        17,166           --
    Other borrowed funds                              3,467          --             --
                                                -----------   -----------    -----------

        Total interest expense                    1,813,531     1,370,687        853,867
                                                -----------   -----------    -----------
        Net interest income                       1,527,369     1,083,156        721,126

PROVISION FOR LOAN LOSSES                           165,551       185,943        103,947
                                                -----------   -----------    -----------

        Net interest income after provision
          for loan losses                         1,361,818       897,213        617,179
                                                -----------   -----------    -----------


NONINTEREST INCOME:
    Service charges on deposit accounts             169,108       112,405         92,806
    Net realized gains on sales of securities          --           2,662         16,550
    Other income                                    105,649        37,532         17,190
                                                -----------   -----------    -----------
        Total noninterest income                    274,757       152,599        126,546
                                                -----------   -----------    -----------

NONINTEREST EXPENSE:
    Salaries and employee benefits                  748,068       584,633        387,712
    Occupancy expense                               120,536        79,983         76,543
    Equipment expense                               123,607        92,028         62,109
    Other expense                                   620,195       540,418        403,006
                                                -----------   -----------    -----------

        Total noninterest expense                 1,612,406     1,297,062        929,370
                                                -----------   -----------    -----------

        Net income (loss)                       $    24,169   $  (247,250)   $  (185,645)
                                                ===========   ===========    ===========


BASIC EARNINGS PER SHARE                        $       .03   $      (.45)   $      (.34)
                                                ===========   ===========    ===========


DILUTED EARNINGS PER SHARE                      $       .03   $      (.45)   $      (.34)
                                                ===========   ===========    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                 892,786       546,453        546,531
                                                ===========   ===========    ===========



                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                               COMMON STOCK                                        ACCUMULATED
                                       --------------------------                     RETAINED        OTHER
                                                                                     EARNINGS    COMPREHENSIVE
                                            SHARES        AMOUNT        SURPLUS      (DEFICIT)    INCOME(LOSS)         TOTAL
                                       -----------    -----------    -----------    -----------    -----------    -----------

DECEMBER 31, 1995                          437,042    $ 2,185,210    $ 2,155,867    $  (777,078)   $    58,803    $ 3,622,802

COMPREHENSIVE INCOME
Net loss                                      --             --             --         (185,645)          --         (185,645)
Net change in unrealized
  depreciation on investment
  securities available for sale               --             --             --             --          (98,916)       (98,916)
Reclassification adjustment                                                                            (16,550)       (16,550)
                                                                                                                  -----------
TOTAL COMPREHENSIVE INCOME                                                                                           (301,111)

Common stock issued                            183            915            915           --             --            1,830
                                       -----------    -----------    -----------    -----------    -----------    -----------
DECEMBER 31, 1996                          437,225      2,186,125      2,156,782       (962,723)       (56,663)     3,323,521

COMPREHENSIVE INCOME
Net loss                                      --             --             --         (247,250)          --         (247,250)
Net change in unrealized
  depreciation on investment
  securities available for sale               --             --             --             --           38,174         38,174
Reclassification adjustment                                                                             (2,662)        (2,662)
                                                                                                   -----------    -----------
TOTAL COMPREHENSIVE INCOME                                                                                           (211,738)

Stock dividend                             109,306        546,530       (546,530)          --             --             --
Redemption of fractional
  shares                                      (132)          (660)          (504)          --             --           (1,164)
                                       -----------    -----------    -----------    -----------    -----------    -----------

DECEMBER 31, 1997                          546,399      2,731,995      1,609,748     (1,209,973)       (21,151)     3,110,619
                                       -----------    -----------    -----------    -----------    -----------    -----------


COMPREHENSIVE INCOME
Net income                                    --             --             --           24,169           --           24,169
Net change in unrealized
  depreciation on investment
  securities available for sale               --             --             --             --           10,910         10,910
                                                                                                                  -----------
                                                                                                                       35,079
TOTAL COMPREHENSIVE INCOME

Proceeds from sale of
  common stock                             380,000      1,900,000      1,520,000           --             --        3,420,000
Costs related to sale of
  common stock                                --             --         (325,966)          --             --         (325,966)
                                       -----------    -----------    -----------    -----------    -----------    -----------
DECEMBER 31, 1998                          926,399    $ 4,631,995    $ 2,803,782    $(1,185,804)   $   (10,241)   $ 6,239,732
                                       ===========    ===========    ===========    ===========    ===========    ===========









                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                1998           1997            1996
                                                           ------------    ------------    ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                        $     24,169    $   (247,250)   $   (185,645)
  Adjustments to reconcile net income (loss)
    to net cash used by operations:
     Loss on disposal of equipment                                9,966
     Depreciation and amortization                              141,789         105,660         100,833
     Provision for loan losses                                  165,551         185,943         103,947
     Net realized gains on securities                              --            (2,662)        (16,550)
     Accretion of discount on securities, net                    20,964         (44,809)        (10,637)
     Changes in assets and liabilities:
      Accrued income                                           (184,322)         20,230        (145,449)
      Other assets                                               51,904         (19,739)         12,194
      Accrued interest payable                                   17,338          18,836          12,414
      Other liabilities                                          (7,971)          6,623             930
                                                           ------------    ------------    ------------
              Net cash used by operating activities              22,832        (129,823)
                                                                           ------------    ------------
        Net cash flows from operating activities                239,388          22,832        (129,823)
                                                           ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) decrease in federal funds sold                 526,000        (619,000)        292,000
  Purchases of investment securities                        (29,693,672)    (16,010,481)    (15,818,430)
  Sales of available for sale securities                           --         4,276,997       8,977,234
  Maturities of investment securities                        24,992,670      11,392,494         905,416
  Net increase in loans                                      (8,878,426)     (9,916,792)     (6,136,861)
  Purchases of property and equipment                          (220,365)       (528,763)       (148,022)
                                                           ------------    ------------    ------------

        Net cash used in investing activities               (13,273,793)    (11,405,545)    (11,928,663)
                                                           ------------    ------------    ------------


CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in demand, NOW, and savings deposits           5,916,535       5,309,304       8,447,530
  Net increase in time deposits                               3,607,044       7,243,882       3,656,477
  Net increase in federal funds purchased                       851,000            --              --
 Proceeds from borrowed funds                                   135,000            --              --
 Repayment of borrowed funds                                     (2,410)           --
 Issuance of common stock                                     3,420,000            --              --
  Stock issuance costs                                         (258,498)        (67,468)           --
  Redemption of fractional shares                                  --            (1,164)           --
                                                           ------------    ------------    ------------

        Net cash provided by financing activities            13,668,671      12,484,554      12,104,007
                                                           ------------    ------------    ------------
        Net increase in cash and cash equivalents               634,266       1,101,841          45,521

CASH AND CASH EQUIVALENTS, BEGINNING                          2,290,840       1,188,999       1,143,478
                                                           ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, ENDING                          $  2,925,106    $ 2,290,840     $  1,188,999
                                                           ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                            $  1,796,193    $  1,351,851    $    841,453
                                                           ============    ============    ============

  Income taxes paid                                        $       --      $       --      $       --
                                                           ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
  Other real estate acquired in settlement of loans        $       --      $     58,487    $       --
                                                           ============    ============    ============



                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

CNB Holdings, Inc. (the Company) is a bank holding company incorporated under the laws of Virginia on April 29, 1993. On August 29, 1994, the Company's wholly owned subsidiary, Community National Bank (the Bank), was chartered under the laws of the United States and the Bank opened for business in Pulaski, Virginia. As an FDIC insured National Banking Association, the Bank operates two banking offices and is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry.
Following is a summary of the more significant policies.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in the New River Valley area of Southwest Virginia. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing segment.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

CASH AND CASH EQUIVALENTS

For purposes presenting in the consolidated statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks".

TRADING SECURITIES

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

SECURITIES HELD TO MATURITY

Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.
Currently the Bank has no securities held to maturity.

SECURITIES AVAILABLE FOR SALE

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans are reported at their outstanding balance principal reduced by an allowance for loan losses and adjusted for net unamortized origination fees and costs.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

PROPERTY AND EQUIPMENT

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation computed by the straight-line method over the following estimated useful lives:


                                                  Years
                                                  -----
        Buildings and land improvements          20 to 40
        Furniture and equipment                   5 to 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

FORECLOSED PROPERTIES

Real estate properties acquired through or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than 12 months.

ORGANIZATION AND STOCK ISSUANCE COSTS

Costs incurred for the organization of the Company and the Bank were capitalized and are being amortized over five years. Costs incurred in connection with the Company's stock offerings, consisting principally of registration, direct sales and promotional costs, are deferred and offset against the proceeds of the stock sales as a charge to surplus.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (issued in October 1995), but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting has been applied.

INCOME TAXES

Provision for income tax is based on amounts reported in the statements of operations (after exclusion for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets, net of a valuation allowance if deemed appropriate, are recognized for operating losses that are available to offset future taxable income.

BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

DILUTED EARNINGS PER SHARE

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

BUSINESS SEGMENTS

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

COMPREHENSIVE INCOME

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense.

FINANCIAL INSTRUMENTS

Any derivative financial instruments held or issued by the Bank are held or issued for purposes other than trading.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. The Bank does not utilize interest-rate exchange agreements or interest rate futures contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

LOANS RECEIVABLE: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

DEPOSIT LIABILITIES: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

OTHER LIABILITIES: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amount of other liabilities approximates fair value.

IMPACTS OF NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement (effective for fiscal quarters beginning after June 15, 1999) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. While the Company has not completed its analysis of all impacts of Statement No. 133, Management does not believe that implementation of the Statement will be material to the financial statements.

RECLASSIFICATION

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net loss and stockholders' equity previously reported was not affected by these reclassifications.

NOTE 2.   RESTRICTED CASH

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $416,000 and $157,000 for the periods including December 31, 1998 and 1997, respectively.

NOTE 3.  SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31, follow:

                                           AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                             COST           GAINS        LOSSES         VALUE
                                          -----------   -----------   -----------   -----------
1998
----
AVAILABLE FOR SALE:
  U.S. Treasury securities                $   696,433   $     3,510   $      --     $   699,943
  U.S. Government agency securities        14,061,220        28,654        36,294    14,053,580
  State and local government securities       198,846         1,730          --         200,576
  Mortgage-backed securities                1,320,977          --           7,841     1,313,136
  Restricted equity securities                160,450          --            --         160,450
                                          -----------   -----------   -----------   -----------
                                          $16,437,926   $    33,894   $    44,135   $16,427,685
                                          ===========   ===========   ===========   ===========

1997
----
AVAILABLE FOR SALE:
  U. S. Treasury securities               $ 1,699,513   $     7,360   $        60   $ 1,706,813
  U. S. Government agency securities        9,711,569         3,932        35,313     9,680,188
  State and local government securities       198,056         2,930          --         200,986
  Restricted equity securities                148,750          --            --         148,750
                                          -----------   -----------   -----------   -----------
                                          $11,757,888   $    14,222   $    35,373   $11,736,737
                                          ===========   ===========   ===========   ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3.  SECURITIES, CONTINUED

Investment securities with amortized costs of $13,004,764 and $8,334,288 and market values of $13,004,862 and $8,320,478 at December 31, 1998 and 1997,
respectively, were pledged as collateral on public deposits or for other banking purposes.

Gross realized gains and losses for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                          1998          1997           1996
                                      ------------  ------------- -------------
Realized gains                        $          -  $       8,593 $      33,265
Realized losses                                  -         (5,931)      (16,715)
                                      ------------  ------------- -------------
                                                 -  $       2,662 $      16,550
                                      ============  ============= =============

The amortized cost and approximate market value at December 31, 1998 of investment securities by scheduled maturity are shown below.

                                                       AVAILABLE FOR SALE
                                                  ---------------------------
                                                    AMORTIZED        FAIR
                                                      COST           VALUE
                                                  ------------- -------------
Due in one year or less                           $   2,910,545 $   2,916,449
Due in one year through five years                    4,203,420     4,223,196
Due after five years                                  9,163,511     9,127,590
Restricted equity securities                            160,450       160,450
                                                  ------------- -------------
                                                  $  16,437,926 $  16,427,685
                                                  ============= =============

NOTE 4.  LOANS RECEIVABLE

The major components of loans in the consolidated balance sheets at December 31, 1998 and 1997 are as follows:

                                                1998             1997
                                            ------------    ------------
Commercial                                  $ 13,557,653    $  8,408,795
Real estate:
  Construction and land development              732,493         635,269
  Farmland                                        50,974            --
  Residential, 1-4 families                   12,006,354       8,231,523
  Residential, multifamily                          --              --
  Nonfarm, nonresidential                        253,900         147,738
Agricultural                                     105,323         100,000
Consumer:
  Credit cards and other revolving credit        458,541         185,879
  Other consumer                               4,229,703       4,207,357
States and political subdivisions                170,556         257,942
Other                                              3,707         556,206
                                            ------------    ------------
                                              31,569,204      22,730,709

Net deferred loan fees                           (88,528)        (65,482)
Allowance for loan losses                       (372,574)       (270,000)
                                            ------------    ------------
                                            $ 31,108,102    $ 22,395,227
                                            ============    ============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 4.  LOANS RECEIVABLE, CONTINUED

Nonperforming assets at December 31, 1998 and 1997 are detailed as follows:


                                                    1998          1997
                                               ------------- -------------
Nonaccrual loans                               $    330,048  $        --
Restructured loans                                      --            --
Loans past due 90 days or more                        86,122          --
                                               ------------- -------------
        Total nonperforming loans                    416,170          --

Foreclosed, repossessed and idled properties           1,335        35,850
                                               ------------- -------------
        Total nonperforming assets             $     417,505 $      35,850
                                               ============= =============

Gross interest income that would have been recognized for each year if the nonaccrual loans and restructured loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, or if held part of the period, is detailed below. Applicable interest income that was actually collected and included in net income for each year is also summarized below:

                                          1998          1997          1996
                                     ------------  ------------- -------------
NONACCRUAL LOANS:
  Interest income, original terms    $     35,671  $         --  $       4,789
                                     ============  ============= =============
  Interest income, recognized        $     17,113  $         --  $       2,784
                                     ============  ============= =============

The Bank has no restructured loans during the years ended December 31, 1998, 1997 or 1996.

An allowance determined in accordance with SFAS No. 114 and No. 118 is provided for all impaired loans. The total recorded investment in impaired loans and the related allowance for loan losses at December 31, the average annual recorded investment in impaired loans and interest income recognized on impaired loans for the year (all approximate) are summarized below:

                                                1998          1997          1996
                                           ------------  ------------- -------------
Recorded investment at December 31,        $    642,035  $         --  $      18,533
                                           ============  ============= =============
Allowance for loan losses                  $    102,757  $         --  $       1,074
                                           ============  ============= =============
Average recorded investment for the year   $    409,174  $         --  $       3,658
                                           ============  ============= =============
Interest income recognized for the year    $     38,516  $         --  $       2,784
                                           ============  ============= =============

The Bank is not committed to lend additional funds to debtors whose loans have been modified.

NOTE 5.  ALLOWANCE FOR LOAN LOSSES

An analysis of the changes in the allowance for loan losses are as follows:



                                  1998           1997          1996
                                ---------     ----------    ---------
BALANCE, BEGINNING              $ 270,000      $ 155,000   $   81,202
                                ---------      ---------   ----------
Loans charged off                 (64,193)       (82,476)     (43,291)
Recoveries                          1,216         11,533       13,142
                                ---------      ---------   ----------
Net loans charged off             (62,977)       (70,943)    (30,149)

Provision for loan losses         165,551        185,943     103,947
                                ---------      ---------   ----------
BALANCE, ENDING                 $ 372,574      $ 270,000   $ 155,000
                                =========      =========   ==========


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 6.  PROPERTY AND EQUIPMENT

Components of property and equipment and total accumulated depreciation at December 31, 1998 and 1997, are as follows:


                                       1998          1997
                                  ------------- -------------
Land                              $     280,000 $     280,000
Land improvements                        51,492        51,492
Leasehold improvements                      --         14,415
Buildings                             1,299,655     1,228,257
Furniture and equipment                 608,382       477,693
                                  ------------- -------------
                                      2,239,529     2,051,857
Less accumulated depreciation          (287,183)     (198,002)
                                  ------------- -------------
                                  $   1,952,346 $   1,853,855
                                  ============= =============

The Company leased a temporary branch office under an agreement accounted for as an operating lease. This agreement expired during 1998. Rental expense relative to this lease was approximately $11,500 and $8,477 in 1998 and 1997, respectively.

NOTE 7.  SHORT-TERM DEBT

Short-term debt consists of federal funds purchased, which generally mature within one to four days from the transaction date, and other short-term borrowings. Additional information at December 31, 1998 and 1997 and for the years then ended is summarized below:

                                                              1998             1997
                                                         -------------   -------------

Outstanding balance at December 31                       $     851,000   $         --
                                                         =============   =============
Year-end weighted averaged rate                                  5.123%            --
                                                         =============   =============
Daily average outstanding during the year                $       2,332   $     307,507
                                                         =============   =============
Average rate for the year                                        5.123%           5.58%
                                                         =============   =============
Maximum outstanding at any month-end during the year     $     851,000   $   1,172,000
                                                         =============   =============

At December 31, 1998, the Bank had established lines of credit totaling $2,000,000 with various correspondent banks to provide additional liquidity if, and as needed. $851,000 was outstanding at December 31,1998 under these agreements. There were no amounts outstanding at December 31, 1997.

NOTE 8.  OTHER BORROWED FUNDS

Other borrowed funds consist of a mortgage note payable in monthly installments of $1,115 including interest at 5.67%. This note is secured by certain real estate. Annual requirements to repay this debt are as follows:

               1999                           $    6,020
               2000                                6,371
               2001                                6,741
               2002                                7,134
               2003                                7,549
               After                              98,775
                                              ----------
                                              $  132,590
                                              ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                            DECEMBER 31, 1998   DECEMBER 31, 1997
                                            -----------------   -----------------
                                            CARRYING    FAIR     CARRYING   FAIR
                                            AMOUNT     VALUE     AMOUNT    VALUE
                                            ------     -----     ------    -----
FINANCIAL ASSETS
  Cash and cash equivalents                 $ 2,925   $ 2,925   $ 2,291   $ 2,291
  Federal funds sold                            495       495     1,021     1,021
  Securities, available-for-sale             16,428    16,428    11,737    11,737
  Loans, net of allowance for loan losses    31,108    31,835    22,395    22,586

FINANCIAL LIABILITIES
  Deposits                                   46,117    43,462    36,594    36,644
  Federal funds purchased                       851       851      --        --
  Other borrowed funds                          133       133      --        --

OFF-BALANCE-SHEET ASSETS (LIABILITIES)
  Commitments to extend credit and
    standby letters of credit                  --        --        --        --

NOTE 10. EARNINGS PER SHARE

The following table details the computation of basic and diluted earnings per share for each year ended December 31.


                                                          1998          1997          1996
                                                     ------------  ------------- -------------
Net income (loss) (income available
  to common shareholders)                            $     24,169  $    (247,250 $   (185,645)

Weighted average common shares outstanding                892,786        546,453      546,531
Effect of diluted securities, options                      24,319            --           --
                                                     ------------  ------------- ------------

Weighted average common shares
  outstanding, diluted                                    917,105        546,453      546,531
                                                     ============  ============= ============

Basic earnings per share                             $        .03  $       (.45) $       (.34)
                                                     ============  ============  ============
Diluted earning per share                            $        .03  $       (.45) $       (.34)
                                                     ============  ============  ============

At December 31, 1998, 1997, and 1996, exercisable options were outstanding (see
Note 12) with an exercise price below the market value of the Bank's stock at those dates. This condition placed those options "in the money" at each respective December 31. However, exercise of those options is not assumed in computing diluted earnings per share for 1997 and 1996 presented because their exercise would reduce the annual reported diluted loss per share for thoses years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 11.  EMPLOYEE BENEFIT PLANS

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who have completed one year of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Bank may make additional contributions at the discretion of Board of Directors. The Bank made no contributions during the years ended December 31, 1998, 1997 or 1996.

NOTE 12. COMMON STOCK

During 1995 the Company adopted a stock option plan under which up to 344,375 shares of stock may be issued. Shares subject to the plan may be issued in any combination of incentive stock options, non-incentive stock options, or restricted stock, provided that the total number of shares issuable pursuant to incentive stock options may not be more than 62,500 without shareholder approval. Termination of restrictions on any restricted stock granted and expiration of any non-incentive stock options granted are controlled by the terms of each individual grant. Incentive stock options expire no more than 10 years from the date of grant. Exercise prices of all options are determined by each individual grant except that incentive stock options may not be granted at less than fair market value and non-incentive stock options may not be granted at less than 80% of fair market value on each option's respective date of grant. Vesting of options, if not immediately exercisable, is determined in accordance with the terms of each option granted.

Activity under the plan during the years ended December 31, 1998, 1997 and 1996 is summarized below (adjusted for the May 30, 1997 five-for-four stock split):

                                                      GRANTED AND OUTSTANDING
                                      --------------------------------------------------------
                                         AVAILABLE      INCENTIVE   NON-INCENTIVE
                                            FOR           STOCK         STOCK       RESTRICTED
                                           GRANT         OPTIONS       OPTIONS         STOCK
                                      -------------  ------------  ------------- -------------
BALANCE DECEMBER 31, 1995                   138,125           --         206,250          --

Granted                                      (6,534)                       6,534          --
Exercised                                         -           --             --           --
                                      -------------  ------------  ------------- -------------
BALANCE DECEMBER 31, 1996                   131,591           --         212,784          --

Granted                                      (6,470)                       6,470          --
Exercised                                       --            --             --           --
                                      -------------  ------------  ------------- -------------
BALANCE DECEMBER 31, 1997                   125,121           --         219,254          --
                                      -------------  ------------  ------------- -------------
Granted                                      (6,379)                       6,379          --
Exercised                                       --            --             --           --
                                      -------------  ------------  ------------- -------------
BALANCE DECEMBER 31, 1998                   118,742           --         225,633          --
                                      =============  ============  ============= =============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 12. COMMON STOCK, CONTINUED

Additional information relating to the plan is listed below (adjusted for the May 30, 1997 five-for-four stock split):


                                                              1998         1997        1996
                                                          -----------  ----------- ------------

OUTSTANDING OPTIONS AT DECEMBER 31:
  Exercise price, beginning of the year(1)                $      8.00  $     8.00  $      8.00
  Exercise price, end of the year(1)                      $      8.03  $     8.00  $      8.00
  Range of exercise prices:
    From                                                  $      8.00  $     8.00  $      8.00
    To                                                    $      9.00  $     8.00  $      8.00
  Remaining contractual life in months(1)                          81          90          101

EXERCISABLE OPTIONS OUTSTANDING AT DECEMBER 31:
  Number                                                      225,633     219,254      212,781
  Exercise price(1)                                       $      8.03  $     8.00  $      8.00

WEIGHTED AVERAGE EXERCISE PRICE OF OPTIONS:
  Granted during the year                                 $      9.00  $     8.00  $      8.00
  Exercised during the year                               $       --   $      --   $       --
  Forfeited during the year                               $       --   $      --   $       --
  Expired during the year                                 $       --   $      --   $       --

SIGNIFICANT ASSUMPTIONS USED IN DETERMINING FAIR VALUE:
  Risk-free interest rate                                        6.00%        6.5%         7.0%
  Expected life in years                                           10          10           10
  Expected dividends                                              0.0%        0.0%         0.0%
  Expected volatility                                             5.0%        7.6%         5.0%

GRANT-DATE FAIR VALUE:
  Options granted during the year                         $    31,787  $   27,302  $    26,259
  Restricted stock awards granted during the year         $       --   $      --   $       --

RESULTS OF OPERATIONS:
  Compensation cost recognized in income for
    all stock-based compensation awards                   $       --   $      --   $       --
                                                          ===========  =========== ============
  Pro forma net income(2)                                 $    (7,618) $ (274,552) $  (211,904)
                                                          ===========  =========== ============
  Pro forma earnings per common share(2)                  $      (.01) $     (.50) $      (.39)
                                                          ===========  =========== ============

--------------
(1) Weighted average
(2) As if the fair value based method prescribed by SFAS No. 123 has been applied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13.   INCOME TAXES

OPERATING LOSS AND CARRYFORWARDS

The Company has loss carryforwards of approximately $996,652 for Federal income tax purposes that may be used to offset future taxable income. If not previously utilized, the Federal loss carryforwards will expire between 2008 and 2012.

CURRENT AND DEFERRED INCOME TAX COMPONENTS

The components of income tax expense (all Federal) are as follows:

                                                          1998          1997          1996
                                                     ------------  -------------  -------------
Current                                              $      --     $       --    $         --
Deferred                                                    2,222        (82,364)      (67,750)
Deferred tax asset valuation allowance change              (2,222)        82,364        67,750
                                                     ------------  ------------- -------------
                                                     $        --    $       --   $         --
                                                     ============  ============= =============

RATE RECONCILIATION

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate expense included in the consolidated statement of operations follows:

                                                          1998          1997           1996
                                                     ------------  ------------- -------------
Tax at statutory federal rate                        $      8,217  $     (84,065)$     (63,119)
Other                                                      (5,995)         1,701         4,631
Deferred tax asset valuation allowance change              (2,222)        82,364        67,750
                                                     ------------  ------------- -------------
                                                     $        --   $         --  $         --
                                                     ============  ============= =============

DEFERRED TAX ANALYSIS
The components of net deferred tax assets (all Federal) at December 31, 1998 and 1997 are summarized as follows:

                                                  1998           1997
                                             ------------- -------------
Deferred tax assets                          $     473,294 $     468,331
Deferred tax liabilities                           (63,896)      (56,711)
Deferred tax asset valuation allowance            (409,398)     (411,620)
                                             ------------- -------------
                                             $       --    $        --
                                             ============= =============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 13. INCOME TAXES, CONTINUED

Tax effects of each significant item creating deferred taxes are summarized below:

                                                   1998          1997
                                                 ---------    ---------
Allowance for loan losses                        $  92,157    $  47,001
Pre-operating expenses                              10,542       28,613
Net operating losses                               338,862      369,331
Deferred fee income                                 30,133       22,264
Contributions                                        1,600        1,122
Accretion of discount on investment securities      (1,116)     (18,657)
Depreciation                                       (62,780)     (38,054)
                                                 ---------    ---------
                                                 $ 409,398    $ 411,620
                                                 =========    =========

NOTE 14.  COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments.

A summary of the Bank's commitments at December 31, 1998 and 1997 are as follows:

                                  1998          1997
                               ----------   ----------
Commitments to extend credit   $6,340,116   $2,863,681
Standby letters of credit            --         80,250
                               ----------   ----------

                               $6,340,116   $2,943,931
                               ==========   ==========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 14.  COMMITMENTS AND CONTINGENCIES, CONTINUED

CONCENTRATIONS OF CREDIT RISK

Substantially all of the Bank's loans, commitments to extend credit and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank's primary focus is toward consumer oriented and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $300,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

YEAR 2000

Like most financial service providers, the Company and its operations may be significantly affected by the Y2K issue due to its dependence on technology and date-sensitive data. Computer software and hardware and other equipment, both within and outside the Company's direct control, and third parties with whom the Company electronically or operationally interfaces (including without limitation its customers and third party vendors) are likely to be affected. If computer systems are not modified in order to be able to identify the year 2000, many computer applications could fail or create erroneous results. Likewise, under certain circumstances, a failure to adequately address the Y2K issue could adversely affect the viability of the Company's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Y2K issue could result in a significant adverse impact on the Company's operations and, in turn, its financial condition and results of operations.

The Company has formulated its plan to address the Y2K issue. Following are the primary phases of the Company's Y2K plan:

                             1. Awareness phase
                             2. Assessment phase
                             3. Renovation phase
                             4. Validation or testing phase
                             5. Implementation phase

The Company is expensing all costs associated with required system changes as those costs are incurred, and such costs are being funded through operating cash flows.

During the assessment phase, the Company began to develop back-up or contingency plans for each of its mission critical systems. Virtually all of the Company's mission critical systems are dependent upon third party vendors or service providers, therefore, contingency plans include selecting a new vendor or service provider and converting to their system. In the event a current vendor's system fails during the validation phase and it is determined the vendor is unable or unwilling to correct the failure, the Company will convert to a new system from a pre-selected list of prospective vendors. In each case, realistic trigger dates have been established to allow for orderly and successful conversions. For some systems, contingency plans consist of reverting to manual systems until problems can be corrected.

The majority of the Company's mission critical systems fall into the categories of its core-banking system, its proof of deposit system, and its automatic teller machine network. The Company has received warranties from vendors to the effect that the core-banking system and automatic teller machine network software is Y2K-ready. Further, the Company has received warranties that its proof of deposit system will be Y2K ready by the last quarter of 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 14.  COMMITMENTS AND CONTINGENCIES, CONTINUED

YEAR 2000, CONTINUED

With respect to each third party with whom the Company interfaces electronically or from whom it obtains significant services or supplies, the Company has requested information regarding that party's preparations and state of preparedness with respect to Y2K issues. Interruptions in the services provided by such third parties have been taken into account in the Company's contingency plans (which, for example, provide for increased inventories of business forms and supplies, increased levels of cash on hand, manual processing of branch transactions, and, where possible, a change to a different third party supplier.)

OTHER

The Company has entered a five-year employment and bonus agreement with the Company's President, which effectively commenced with the opening of the Bank.

NOTE 15.   REGULATORY RESTRICTIONS

CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in regulations. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15.   REGULATORY RESTRICTIONS, CONTINUED

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                   TO BE WELL
                                                            REQUIRED            CAPITALIZED UNDER
                                                          FOR CAPITAL           PROMPT CORRECTIVE
                                     ACTUAL             ADEQUACY PURPOSES       ACTION PROVISIONS
                              -------------------     --------------------     --------------------
                                 AMOUNT     RATIO        AMOUNT      RATIO        AMOUNT      RATIO
                              ------------  ------    -----------    -----     -----------   ------
DECEMBER 31, 1998
  Total Capital
    (to Risk-Weighted Assets) $  3,545,948  11.29%    >$2,512,294    >8.0%     >$3,140,367   >10.0%
                                                      -              -         -             -
  Tier I Capital
    (to Risk-Weighted Assets) $  3,180,948  10.1%     >$1,256,147    >4.0%     >$1,844,220   > 6.0%
                                                      -              -         -             -
  Tier I Capital
    (to Average Assets)       $  3,180,948   6.2%     >$2,066,828    >4.0%     >$2,583,535   > 5.0%
                                                      -              -         -             -
DECEMBER 31, 1997
  Total Capital
    (to Risk-Weighted Assets) $  3,223,614  13.5%     >$1,916,318    >8.0%     >$2,395,398   >10.0%
                                                      -              -         -             -
  Tier I Capital
    (to Risk-Weighted Assets) $  2,953,614  12.3%     >$  958,159    >4.0%     >$1,437,239   > 6.0%
                                                      -              -         -             -
  Tier I Capital
    (to Average Assets)       $  2,953,614   7.7%     >$1,528,055    >4.0%     >$1,910,069   > 5.0%
                                                      -              -         -             -

DIVIDENDS

The Company's dividend payments (when available) will be made primarily from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. At December 31, 1998, there were no retained net profits free of such restriction. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

INTERCOMPANY TRANSACTIONS

Legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $317,000 at December 31, 1998. One 23A transaction existed between the Bank and the Company during the year ended December 31, 1998.

On October 31, 1997, the Company acquired a future banking site at public auction. The Company borrowed $158,179 from the Bank to complete the purchase. This loan was repaid to the bank on July 7, 1998.

--
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 16.   TRANSACTIONS WITH RELATED PARTIES

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate loan transactions with related parties were as follows:

                                 1998           1997
                             ------------   -----------
BALANCE, BEGINNING           $  1,424,644  $  1,075,994

New loans and advances            486,879       959,582
Repayments                       (377,005)     (610,932)
                             ------------- -------------
BALANCE, ENDING              $ 1,534,518   $   1,424,644
                             ============  =============


During 1997 and part of 1998 the Company leased office space which was used as a branch location under the terms of an agreement accounted for as an operating lease. The lessor is a partnership in which one of the Company directors is a partner. Rent expense recognized under this lease in 1998 and 1997 was $11,500 and $8,477, respectively.

NOTE 17.   PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of CNB Holdings, Inc. is presented as follows:

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                             1998           1997
                                                         -----------    -----------
ASSETS
    Cash and due from banks                              $ 2,308,786    $    28,836
  Loans, net of allowance of $7,574                          749,818           --
    Investment in subsidiary bank at equity                3,170,595      2,961,011
    Property and equipment                                      --          190,420
    Other assets                                              18,533         93,426
                                                         -----------    -----------
        Total assets                                     $ 6,247,732    $ 3,273,693
                                                         ===========    ===========

LIABILITIES
    Due to subsidiary                                    $      --      $   158,178
    Accounts payable and other liabilities                     8,000          4,896
                                                         -----------    -----------
        Total liabilities                                      8,000        163,074
                                                         -----------    -----------

STOCKHOLDERS' EQUITY:
    Common stock                                           4,631,995      2,731,995
    Surplus                                                2,803,782      1,609,748
    Retained deficit                                      (1,185,804)    (1,209,973)
    Unrealized depreciation on subsidiary's investment
    securities available for sale                            (10,241)       (21,151)
                                                         -----------    -----------
        Total stockholders' equity                         6,239,732      3,110,619
                                                         -----------    -----------
        Total liabilities and stockholders' equity       $ 6,247,732    $ 3,273,693
                                                         ===========    ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 17.   PARENT COMPANY FINANCIAL INFORMATION, CONTINUED

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                 1998         1997         1996
                                                              ---------    ---------    ---------
INCOME:
  Interest on loans                                           $  16,928    $    --      $    --
  Interest on deposits with banks                                  --          6,118        7,633
  Other income                                                    5,544          110         --
                                                              ---------    ---------    ---------
                                                                 22,472        6,228        7,633
                                                              ---------    ---------    ---------
EXPENSES:
  Professional fees                                              20,715       44,199       23,381
  Interest                                                        6,723         --           --
  Other expenses                                                 45,136       14,783       26,048
        Total expenses                                           72,574       58,982       49,429
                                                              ---------    ---------    ---------
        Loss before tax benefit and equity in undistributed
         income of subsidiary                                   (50,102)     (52,754)     (41,796)
FEDERAL INCOME TAX BENEFIT                                         --           --           --
                                                              ---------    ---------    ---------
        Loss before equity in undistributed income of
         subsidiary                                             (50,102)     (52,754)     (41,796)
EQUITY IN UNDISTRIBUTED INCOME (LOSS) OF SUBSIDIARY              74,271     (194,496)    (143,849)
                                                              ---------    ---------    ---------
        Net income (loss)                                     $  24,169    $(247,250)   $(185,645)
                                                              =========    =========    =========

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                 1998           1997          1996
                                                             ------------  ------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                        $    24,169    $  (247,250)   $  (185,645)
    Adjustments:
    Loan loss provision                                            7,574           --             --
    Depreciation and amortization                                 18,249          7,724         23,173
    Increase in equity in undistributed loss of subsidiary       (74,271)       194,496        143,849
    Increase in other assets                                      (8,024)           467          1,999
    Increase (decrease) in other liabilities                       3,104         (6,769)        (1,985)
                                                             -----------    -----------    -----------
      Net cash provided (used) by operating activities           (29,199)       (51,332)       (18,609)
                                                             -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                             (94,961)      (190,420)          --
  Net increase in loans                                         (757,392)          --             --
                                                             -----------    -----------    -----------
      Net cash provided (used) by investing activities          (852,353)      (190,420)
                                                             -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                                      3,420,000           --             --
  Net intercompany borrowings                                    158,178           --             --
  Stock issuance costs                                          (258,498)       (67,468)          --
  Redemption of fractional shares                                   --           (1,164)          --
                                                             -----------    -----------    -----------
      Net cash provided by financing activities                3,161,502         89,546           --
                                                             -----------    -----------    -----------
      Increase (decrease) in cash and due from banks           2,279,950       (152,206)       (18,609)

CASH AND CASH EQUIVALENTS, BEGINNING                              28,836        181,042        199,651
                                                             -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, ENDING                            $ 2,308,786    $    28,836    $   181,042
                                                             ===========    ===========    ===========

BOARD OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


                               BOARD OF DIRECTORS


WAYNE L. CARPENTER.............................CNB HOLDINGS, INC. AND COMMUNITY NATIONAL BANK

SYBIL S. ATKINSON....................................................MEDIAID OF AMERICA, INC.

JACK W. BOWLING....................................................H.T. BOWLING, INCORPORATED

JACKSON M. BRUCE..................................GILMER, SADLER, INGRAM, SUTHERLAND & HUTTON

RANDOLPH V. CHRISLEY............................................PULASKI FURNITURE CORPORATION

HIAWATHA NICELY, JR............................CNB HOLDINGS, INC. AND COMMUNITY NATIONAL BANK

A. CAROLE PRATT..........................................................PRATT & MANSELL, DDS

DAVID W. RATCLIFF, JR...............................................ALLIANT TECHSYSTEMS, INC.

NATHANIEL R. TUCK...........................................TUCK CLINIC OF CHIROPRACTIC, P.C.

JAMES L. WEBB, JR.......................................OLD DOMINION INSURANCE SERVICES, INC.

J. DAVID WINE..................................................ADVANCED HEALTH SERVICES, INC.



                                    OFFICERS



WAYNE L. CARPENTER............................................................PRESIDENT & CEO

HIAWATHA NICELY, JR...................................................CHIEF OPERATING OFFICER

PHILLIP M. BAKER.................................................................LOAN OFFICER

DEBORAH BOYD.....................................................................LOAN OFFICER

LAYNE E. BURCHAM.................................................................LOAN OFFICER

MICHAEL D. WARE..................................................................LOAN OFFICER

JACKIE REICHNER..............................................................SECURITY OFFICER

JANET A. MCNEW.............................................................COMPLIANCE OFFICER

STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------


ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on April 15, 1999 in the Training Room at Community National Bank, 900 Memorial Drive, Pulaski, Virginia.

                                 --------------


REQUESTS FOR INFORMATION

Requests for information should be directed to Wayne L. Carpenter, President & CEO, at Community National Bank, Post Office Box 1060, Pulaski, Virginia, 24301; Telephone (540) 994-0831. A copy of the Company's Form 10-KSB for 1998 will be furnished, without charge, after March 31, 1999 upon written request and is available on the internet at http://www.sec.gov.


                                 --------------




COMMON STOCK MARKET INFORMATION                   STOCK TRANSFER AGENT
-------------------------------                   --------------------

Davenport & Company, LLC                          First Citizens Bank & Trust
101 South Jefferson Street                        Post Office Box 29522
Roanoke, Virginia 24011                           Raleigh, North Carolina 27626

                                 --------------

INDEPENDENT AUDITORS                              LEGAL COUNSEL
--------------------                              -------------

Larrowe & Company, PLC                            Mays & Valentine
  Certified Public Accountants and Consultants    NationsBank Center
Post Office Box 2108                              Post Office Box 1122
Pulaski, Virginia  24301                          Richmond, Virginia  23208-1122

                                 --------------

MAIN OFFICE               DOWNTOWN OFFICE         ATM
-----------               ---------------         ---

900 Memorial Drive        202 N. Washington Ave   New River Community College
Pulaski, Virginia         Pulaski, Virginia       Martin Hall
                                                  Dublin, Virginia

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management's discussion and analysis of the consolidated financial condition and results of operations of the Company as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

The Consolidated Financial Statements include the financial information of the Company and the Bank. As the Bank represents substantially all of the Company's activities, comparative discussions of consolidated versus non-consolidated financial statements are unnecessary.

The Company is not aware of any current recommendations by regulatory authorities which, if implemented, would have a material effect on its liquidity, capital resources or results of operations. There are no agreements between the Company and either the OCC or the Federal Reserve Board, nor has either regulatory agency made any recommendations concerning the operations of the Company that could have a material effect on its liquidity, capital resources or results of operations.

OVERVIEW

The Company commenced operations on March 8, 1993, while the Bank began operations on August 29, 1994. The Company's sole subsidiary, the Bank, operates by attracting deposits from the general public and using such deposit funds to make commercial, consumer, and residential construction and permanent mortgage real estate loans. Revenues are derived principally from interest on loans and investments. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income.

The Company's assets increased over 34% in 1998 and over 45% in both 1997 and 1996. Total assets increased to $53.4 million as compared to $39.7 million at December 31, 1997. Th majority of this asset growth was from increased deposits. Total deposits were $46.1 million at December 31, 1998 compared to $36.6 million at December 31, 1997. The Bank used these new resources primarily to fund new loans. The Bank's net loans increased over 39% in 1998, and over 75% and 90% in 1997 and 1996, respectively. Total net loans were $31.1 million as compared to $22.4 million at December 31, 1997.

During 1997 the Company filed for, and received approval from the SEC for a secondary stock offering of up to 380,000 shares of common stock at a price of $9 per share. The stock sale was closed February 10, 1998 after the sale of 380,000 shares for net proceeds of approximately $3.1 million. Other significant events that occurred during 1997 were the opening of Community National Bank's first branch in downtown Pulaski in October and the purchase of a building for a future site to house the branch and to provide for anticipated growth.

During 1998 the Company dedicated CNB Center, a 19,000 square foot, three story building in downtown Pulaski. CNB Center contains a full service branch and the operations center for the Bank. Excess space on the second and third floors is currently leased and will provide the Company with an option for future expansion without a significant amount of capital expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


             NET INTEREST INCOME AND AVERAGE BALANCES (THOUSANDS)(1)

                                               YEARS ENDED DECEMBER 31,
                                         1998                         1997                            1996
                              ---------------------------   ---------------------------  ---------------------------
                                          INTEREST                     INTEREST                   INTEREST
                                AVERAGE   INCOME/   YIELD/    AVERAGE  INCOME/  YIELD/    AVERAGE  INCOME/   YIELD/
                                BALANCE   EXPENSE   COST     BALANCE   EXPENSE  COST      BALANCE  EXPENSE   COST
                                --------  -------   ----     -------  -------   ----      -------  -------   ----
Interest-earning assets:
  Investment securities          $13,563   $  800    5.90%   $ 12,242    $ 746   6.09%    $  8,957  $  578       6.45%
  Federal funds sold               4,112      218    5.30         691       40   5.79        1,179      71       6.02
  Loans, net                      25,454    2,323    9.13      17,652    1,668   9.45        9,695     926       9.55
                                  ------    -----    ----      ------    -----   ----     --------   -----       ----
   Total interest-earning assets  43,129    3,341              30,585    2,454              19,831   1,575
                                                               ------    -----            --------   -----

    Yield on average
      interest-earning assets                        7.75%                       8.02%                           7.94%
                                                     ====                        ====                            ====

Noninterest-earning assets:
  Cash and due from banks          2,447                        2,106                        1,465
  Premises and equipment           1,897                        1,556                        1,410
  Interest receivable and other      431                          430                          272
                                  ------                        -----                        -----
    Total noninterest-earning
      assets                       4,775                        4,092                        3,147
                                 -------                       ------                     --------
    Total assets                 $47,904                     $ 34,677                     $ 22,978
                               =========                     ========                     ========

Interest-bearing liabilities:
  Demand deposits                $12,890     506     3.93%   $  8,094     327    4.04%    $  5,304     191      3.60%
  Savings deposits                 5,818     209     3.59       3,501     123    3.51        2,276      88      3.87
  Time deposits                   19,887   1,095     5.51      16,553     904    5.46       10,725     575      5.36
  Other borrowed funds                74       4     5.41         308      17    5.52          --      --        --
                               ---------  ------    ------    --------  -----    ----     --------   -----     -----
  Total interest-bearing
    liabilities                   38,669   1,814               28,456   1,371               18,305     854       --
                               ---------  ------              --------  -----             --------  ------
    Cost of average
      interest-bearing liabilities                   4.69%                       4.82%                          4.67%
                                                     ====                        ====                           ====

Noninterest-bearing liabilities:
  Demand deposits                  3,117                        2,909                        1,492
  Interest payable and other         167                          122                           30
                                   -----                         ----                     --------
    Total noninterest-bearing
      liabilities                  3,284                        3,031                        1,522
                                 -------                       ------                     --------
    Total liabilities             41,953                       31,487                       19,827

Stockholders' equity               5,951                        3,190                        3,151
                                 -------                      -------                     --------
  Total liabilities and
    stockholders' equity         $47,904                     $ 34,677                     $ 22,978
                               =========                     ========                     ========

    Net interest income                   $1,527                      $ 1,083                        $ 721
                                          ======                      =======                        =====

   Net yield on
    interest-earning assets                          3.54%                       3.54%                          3.63%
                                                    =====                       =====                          =====

-----------------
(1) Income and yields are computed on a tax equivalent basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


NET INTEREST INCOME

Net interest income, the principal source of income for the Company and the Bank, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The preceding table presents the average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities and stockholders' equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purposes of this table and other statistical disclosures were calculated by using the daily average balances.

Interest income for 1998 increased to $3.3 million, a 36.1% increase over the 1997 amount of $2.5 million. Interest income for 1997 increased 55.8% from $1.6 million in 1996. The increases in interest income during 1998 and 1997 are due to increases in average interest-earning assets in both years while yields on these assets remained relatively constant. Average earning assets were $43.1 million during 1998, an increase of $12.5 million over the 1997 average of $30.6 million. Yields on interest-earning assets during 1998, 1997 and 1996 were within a range of 27 basis points. Those yields were 7.75%, 8.02% and 7.94%, respectively.

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 9.13% in 1998 compared to 9.45% in 1997 and 9.55% in 1996, reflecting lower market interest rates and an increase in 1-4 family residential mortgage loans as a percentage of the overall loan portfolio.

Interest expense increased by 32.3% in 1998 to $1.8 million from $1.4 million in 1997. Interest expense increased by $517,000 in 1997 to $1.4 million from $854,000 in 1996. These increases were due to increases in average interest-bearing liabilities of $10.2 during both 1998 and 1997. The rate paid on interest-bearing liabilities decreased 13 basis points during 1998 to 4.69%. This decrease is due in part to the Bank utilizing Federal funds to provide short-term liquidity to a lesser extent in 1998. The rate paid on interest-bearing liabilities increased 15 basis points during 1997, as the bank paid higher rates on large demand deposit accounts.

Net interest income increased 41% in 1998 and over 50% in 1997 and 1996. Net interest income was $1.5 million, $1.1 million and $721,000 in 1998, 1997 and 1996, respectively. These increases are due to increases in the volume of net average earning assets in all three years. Net interest margin has decreased to 3.54% in 1998 and 1997 from 3.63% in 1996. Net interest margin declined in 1997 and held constant in 1998 even though net interest income increased. This is because of increases in the percentage of average interest-bearing liabilities to average interest-earning assets. The effects of changes in volumes and rates on net interest income for various periods are shown in the following table.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------







                    RATE/VOLUME VARIANCE ANALYSIS (THOUSANDS)

                                            1998 COMPARED TO 1997                1997 COMPARED TO 1996
                                            ---------------------                ---------------------
                                      INTEREST                             INTEREST
                                      INCOME/                               INCOME/
                                      EXPENSE   VARIANCE ATTRIBUTABLE TO   EXPENSE       VARIANCE ATTRIBUTABLE TO
                                      VARIANCE       RATE      VOLUME      VARIANCE         RATE          VOLUME
                                       ------      ------     ------        ------         ------         ------

Interest-earning assets:
   Taxable investment securities       $   54      $  (26)    $   80        $  168         $  (44)        $  212
   Federal funds sold                     178         (20)       198           (31)            (2)           (29)
   Loans                                  655         (82)       737           742            (18)           760
                                       ------      ------     ------        ------         ------         ------
     Total                                887        (128)     1,015           879            (64)           943
                                       ------      ------     ------        ------         ------         ------

Interest-bearing liabilities:
   Demand deposits                        179         (15)       194           136             36            100
   Savings deposits                        86           5         81            35            (13)            48
   Time deposits                          191           9        182           329             17            312
   Federal Funds purchased                (13)        --          13            17             17           --
                                       ------      ------     ------        ------         ------         ------
       Total                              443          (1)       444           517             57            460
                                       ------      ------     ------        ------         ------         ------
        Net interest income            $  444      $ (127)    $  571        $  362         $ (121)        $  483
                                       ======      ======     ======        ======         ======         ======


                                              1996 COMPARED TO 1995
                                              ---------------------
                                    INTEREST
                                     INCOME/
                                     EXPENSE   VARIANCE ATTRIBUTABLE TO
                                    VARIANCE     RATE             VOLUME
                                     ------     ------            ------
Interest-earning assets:
   Taxable investment securities     $  200     $  (55)           $  255
   Federal funds sold                    15          3                12
   Loans                                549        (83)              632
                                     ------     ------            ------
     Total                              764       (135)              899
                                     ------     ------            ------

Interest-bearing liabilities:
   Demand deposits                      158       --                 158
   Savings deposits                      58         15                43
   Time deposits                        292        (31)              323
                                                                       9
   Federal Funds purchased             --         --
                                     ------     ------            ------
       Total                            508        (16)              524
                                     ------     ------            ------
        Net interest income          $  256     $ (119)           $  375
                                     ======     ======            ======

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to income in an amount necessary to maintain an allowance for loan losses adequate to provide for expected losses in the Bank's loan portfolio. The level of the allowance for loan losses is determined by management's assessment of a variety of factors, including the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook. Loan losses and recoveries are charged or credited directly to the allowance for loan losses.

Management decreased the provision for loan losses to $166,000 in 1998 from $186,000 in 1997 and $104,000 in 1996. The decrease in the loan loss provision were made because of reduced charge-offs in the loan portfolio during 1998. The Bank's allowance for loan losses as a percentage of gross loans was 1.2% at the end of 1998, 1997 and 1996.

Additional information regarding loan loss provisions is discussed in "Nonperforming and Problem Assets."

NONINTEREST INCOME

Noninterest income consists of revenues generated from a variety of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds, checks and fees charged for nondeposit services. Noninterest income also includes fees charged for various bank services such as safe deposit box rental fees and letter of credit fees and secondary market mortgage loan origination fees. A portion of noninterest income is gain on the sale of investment securities. Although the Bank generally follows a buy and hold philosophy with respect to investment securities, occasionally the need to sell some investment securities is created by changes in market rate conditions or by efforts to restructure the portfolio to improve the Bank's liquidity or interest rate risk positions.

Noninterest income totaled $275,000 in 1998, a increase of 80.1% from the $153,000 recorded in 1997. Noninterest income in 1997 increased 20.5% from the 1996 amount of $127,000. The majority of the increase in noninterest income over the last two years was due to increased service charges on deposit accounts because of the increased number of accounts and new products. Also, in 1998 the bank began originating home mortgages for placement in the secondary market and received $27,000 in fee income.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------



The Bank's fee structure is reviewed annually to determine if adjustments to fees are warranted. There were no changes in the deposit account fee structure during the last three years.

The sources of noninterest income for the past three years are summarized in the table below.

                    SOURCES OF NONINTEREST INCOME (THOUSANDS)

                                       YEARS ENDED DECEMBER 31,
                                       ------------------------
                                         1998   1997     1996
                                         ----   -----    ----

Service charges in deposit accounts      $169    $112    $ 93
Gain on sale of investment securities     --        3      17
Mortgage loan origination fees             27     --      --
Administration fees                        13     --      --
Other                                      66      38      17
                                         ====    ====    ====
   Total noninterest income              $275    $153    $127
                                         ====    ====    ====

NONINTEREST EXPENSE

Noninterest expense for 1998 rose 315,000 or 24.3% to $1.6 million. Noninterest expense in 1997 was $1.3 million, a $368,000 increase over the 1996 amount of $929,000. The overhead ratio of noninterest expense to adjusted total revenues (net interest income plus noninterest income excluding securities transactions) was 90%, 105% and 112% in 1998, 1997 and 1996, respectively.

Total personnel expenses, the largest component of noninterest expense, increased 163,000 or 28.0% during in 1998. Personnel expenses for 1997 were $585,000, an increase of 50.8% over the 1996 amount of $388,000. These increases were attributable to the increased number of full time equivalent employees required due to the high growth rate the Bank has experienced since opening. Total full time equivalent employees were 30, 25 and 16 at December 31, 1998, 1997 and 1996. Management expects the number of full-time equivalent employees to increase at a slower pace through 1999.

Combined occupancy and furniture and equipment expense increased $72,000 or 42.0% to $244,000 in 1998. Those expenses increased $33,000 in 1997 to $172,000 compared to $139,000, in 1996. The increase in 1998 was due primarily to the opening of CNB Center, a 19,900 square foot facility that is used as a branch and office space that is leased to various unrelated entities. The reason for the increase in 1997 is the completion of the second floor of the main Bank building to provide additional operations space.

Professional services expense, fees paid to attorneys, independent auditors, consultants and state examiners for 1998 decreased to $39,000 or 55.2% under the 1997 amount. In 1997, these expenses increased $41,000, 89.1% over the 1996 amount of $46,000. This increase is due primarily to the loss of the Company's senior vice president of operations late in 1996, forcing the Company to outsource portions of the responsibilities formerly performed by that position in 1997. The position was filled in August 1997.

Printing and supplies expense increased $24,000 in 1997 to $72,000. This was 50.0% more than the 1996 amount of $48,000. This increase was due to expense incurred to stock the new branch.

Outside services consisting primarily of data processing and credit card processing fees, increased $13,000 or 8.8% during 1998 to $161,000. These expenses increased $49,000, to $148,000 in 1997 as compared to $99,000 in 1996. These fees relate directly to the number of accounts serviced and transactions processed. Management expects these expenses to continue to increase as the Bank grows.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


Noninterest expense has increased over the past two years and will most likely continue to increase as the Bank grows. However, as the Bank becomes more mature, growth in net interest income will outpace growth in noninterest expense. Accordingly, management believes the Bank's overhead ratio will continue to improve. The primary elements of noninterest expense for the past three years are as summarized in the following table.

                   SOURCES OF NONINTEREST EXPENSE (THOUSANDS)

                                         YEARS ENDED DECEMBER 31,
                                         ------------------------
                                         1998      1997      1996
                                       ------    ------    ------
Salaries and wages                     $  652    $  515    $  335
Employee benefits                          96        70        53
                                       ------    ------    ------
   Total personnel expense                748       585       388

Occupancy expense                         121        80        77
Furniture and equipment                   124        92        62
Printing and supplies                      95        72        48
Professional services                      39        87        46
Postage                                    41        31        25
Telephone                                  22        15         9
Dues and subscriptions                     19        18        12
Education and seminars                     21        13        11
Advertising and public relations           56        40        38
Insurance expense                          31        26        26
Bank franchise tax                          9        13        15
Outside services                          161       148        99
Stock transfer agent fees                   8         9      --
Amortization of organizational cost        29        22        37
Year 2000 testing                          23      --        --
Other operating expense                    65        46        36
                                       ------    ------    ------
   Total other expenses                $1,612    $1,297    $  929
                                       ======    ======    ======


YEAR 2000 COMPLIANCE

Like most financial service providers, the Company and the operations of the Bank may be significantly affected by the Y2K issue due to its dependence on technology and sensitive data. Computer software, hardware and other equipment, both within and outside the Bank's direct control, and third parties with whom the Bank electronically or operationally interfaces (including without limitation its customers and third party vendors) are likely to be affected. If computer systems are not modified in order to be able to identify the year 2000, many computer applications could fail or could adversely affect the viability of the Bank's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Y2K issue could result in a significant adverse impact of the Bank's operations and, in turn, the financial condition and results of operations of the Company.

Management has formulated a Y2K Team, a significant part of the team's efforts has been to monitor the Bank's data processor's Y2K project closely. The data processor had substantially completed renovating and testing its mission-critical mainframe and PC-based applications by year-end 1998 as planned. The Bank actively participated in testing the significant loan and deposit systems. Integration testing is scheduled to be completed in second quarter 1999, and the Bank expects to be Y2K ready by the end of June 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Management expects to be ready for the year 2000, but there are certain factors beyond the Bank's control that could cause disruption, including the failure of vendors of mission critical systems. As the Bank uses a single data processor to process customer banking transactions, the Company cannot assure that there will be no disruption to operations as a result of the year 2000. However, the Company has developed a Year 2000 Business Resumption Contingency Plan designed to resume operations in the event of a Year 2000 related disruption to mission critical systems and continues to refine its Contingency Plan.

Y2K related expense was $23,000 in 1998. Because the Bank used a third party data processor, management believes that future Y2K expenses will not be material to operations and have budgeted $50,000 towards these expenses in 1999.

INCOME TAXES

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company's deferred income tax benefits and liabilities are the result of temporary differences in loss carryforwards, provisions for loan losses, valuation reserves, depreciation, deferred income, and investment security discount accretion.

Net deferred income tax assets of $409,000, $411,000 and $329,000 at December 31, 1998, 1997, and 1996, respectively, are offset by a valuation allowance. Accordingly, no income tax expense or benefit was reported during 1998, 1997 or 1996.

EARNING ASSETS

Average earning assets increased $12.5 million, or 41.0%, during 1998 to $43.1 million. Average earning assets increased $10.8 million to $30.6 million during 1997 as compared to the 1996 average of $19.8 million. Total average earning assets represented 90.03% of total average assets in 1998. This increased from 88.2% of total average assets in 1997 and 86.3% in 1996. The mix of average earning assets changed during 1998 and 1997 with a larger portion of the Bank's funds being invested in higher yielding loans. For 1998, average net loans represented 53.1% of average assets. This is a significant increase from 50.9% in 1997 and 42.2% in 1996. Average investment securities decreased to 28.3% of total average assets. This number was down from 35.3% in 1997 and 39.0% in 1996. Average noninterest earning assets increased to $4.8 million from $4.1 million in 1997 and $3.1 million in 1996. In spite of these increases, the percentage of noninterest earning assets to total average assets decreased to 10.0% from 11.8% in 1997 and 13.7% during 1996. This is due to interest-earning assets increasing at a faster pace than noninterest earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


A summary of average assets is shown in the following table.

                          AVERAGE ASSET MIX (THOUSANDS)

                                                                       YEARS ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------
                                                           1998                  1997                  1996
                                                   --------------------  --------------------  --------------------
                                                    AVERAGE               AVERAGE               AVERAGE
                                                    BALANCE    PERCENT    BALANCE    PERCENT    BALANCE    PERCENT
                                                   ---------  -------    ---------  -------    ---------  --------
Earnings assets:
   Loans, net                                      $  25,454    53.14%   $  17,652    50.90%   $   9,695     42.19%
   Investment securities                              13,563    28.31       12,242    35.30        8,957     38.98
   Federal funds sold                                  4,112     8.58          691     1.99        1,179      5.13
                                                   ---------  -------    ---------  -------    ---------  --------
   Total earning assets                               43,129    90.03       30,585    88.19       19,831     86.30
                                                   ---------  -------    ---------  -------    ---------  --------

Nonearning assets:
   Cash and due from banks                             2,447     5.11        2,106     6.07        1,465      6.38
   Premises and equipment                              1,897     3.96        1,556     4.49        1,410      6.14
   Other assets                                          431      .90          430     1.25          272      1.18
                                                   ---------  -------    ---------  -------    ---------  --------
   Total nonearning assets                             4,775     9.97        4,092    11.81        3,147     13.70
                                                   ---------  -------    ---------  -------    ---------  --------
   Total assets                                    $  47,904   100.00%   $  34,677   100.00%   $  22,978    100.00%
                                                   =========  =======    =========  =======    =========  ========

LOANS

The Bank makes both consumer and commercial loans to borrowers in all neighborhoods within its market area, including the low- and moderate-income areas. The Bank's market area is generally defined to be all or portions of the Pulaski, Giles, Wythe, Montgomery and Bland Counties of Virginia and the City of Radford, Virginia. The Bank emphasizes consumer based installment loans, commercial loans to small and medium sized businesses and real estate loans.

Net loans consist of total loans less unearned income and the allowance for loan losses. Average net loans increased 44.2% to $25.5 million during 1998. This was the fourth consecutive year of significant loan growth. Average net loans increased to $17.7 million during 1997, an increase of $8.0 million or 82.1% over 1996, in which there was a 167.9% increase. The increase in average net loans outstanding during the past years is due to the efforts of the Bank's management, increases in loan demand and to the Bank's growing reputation in the community.

A significant portion of the loan portfolio, $13.0 million or 41.3%, is made up of loans secured by various types of real estate. Total loans secured by one to four family residential properties represented 38.0% and 36.2% of total loans at the end of 1998 and 1997, respectively. During 1998, the Bank also experienced growth in loans for commercial and business purposes. These loans increased 61.2% during 1998 to a total of $13.6 million, or 43.0% of total loans outstanding compared to a total of $8.4 million or 37.0% at the end of 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

The amounts of loans outstanding by type at December 31, 1998 and 1997 are shown in the following table.

                       LOAN PORTFOLIO SUMMARY (THOUSANDS)

                                                        DECEMBER 31, 1998      DECEMBER 31, 1997
                                                   ------------------------  -------------------------
                                                     AMOUNT          %       AMOUNT           %
                                                    -------       ------     -------       ------
Construction and development                        $   732         2.32%    $   635         2.79%
Farmland                                                 51          .16        --            --
1-4 family residential                               12,006        38.03       8,232        36.21
Multifamily residential                                --            --          --           --
Nonfarm, nonresidential                                 254          .80         148          .66
                                                    -------       ------     -------       ------
         Total real estate                           13,043        41.31       9,015        39.66
Agricultural                                            105          .33         100          .44
Commercial and industrial                            13,558        42.95       8,409        36.99
Credit cards and other revolving credit                 459         1.45         186          .82
Other consumer                                        4,230        13.40       4,207        18.51
State and political subdivisions                        170          .54         258         1.14
Other                                                     4          .02         556         2.44
                                                    -------       ------     -------       ------
         Total                                      $31,569       100.00%    $22,731       100.00%
                                                    =======       ======     =======       ======


The maturity distribution of variable and fixed rate loans as of December 31, 1998 are set forth in the following table.

                     MATURITY SCHEDULE OF LOANS (THOUSANDS)

                                                           DECEMBER 31, 1998
                                       --------------------------------------------------------
                                        COMMERCIAL                              TOTAL
                                       FINANCIAL AND  REAL                ---------------------
                                       AGRICULTURE   ESTATE    OTHERS      AMOUNT          %
                                         -------    -------    -------    -------       -------
Fixed rate loans:
   Three months or less                  $   413    $   368    $   461    $ 1,242          3.93%
   Over three months to twelve months        597        484        238      1,319          4.18
   Over one year to five years             1,285        714      3,234      5,233         16.58
   Over five years                           206        286        267        759          2.40
                                         -------    -------    -------    -------       -------
         Total fixed rate loans            2,501      1,852      4,200      8,553         27.09
                                         -------    -------    -------    -------       -------

Variable rate loans:
   Three months or less                    4,259        877        281      5,417         17.16
   Over three months to twelve months       --          503         56        559          1.77
   Over one year to five years             6,903      9,811        326     17,040         53.98
   Over five years                          --         --         --         --            --
                                         -------    -------    -------    -------       -------
   Total variable rate loans              11,162     11,191        663     23,016         72.91
                                         -------    -------    -------    -------       -------

Total loans:
   Three months or less                    4,672      1,245        742      6,659         21.09
   Over three months to twelve months        597        987        294      1,878          5.95
   Over one to five years                  8,188     10,525      3,560     22,273         70.56
   Over five years                           206        286        267        759          2.40
                                         -------    -------    -------    -------       -------
         Total loans                     $13,663    $13,043    $ 4,863    $31,569       $100.00%
                                         =======    =======    =======    =======       =======

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------



INVESTMENT SECURITIES

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases, to fund loans, to meet the Bank's interest rate sensitivity goals, and to generate income.

Securities are classified as securities held to maturity when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities held to maturity are carried at cost adjusted for amortization or premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as securities available for sale. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in shareholders' equity. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The entire securities portfolio is classified as available for sale.

Management of the investment portfolio has always been conservative with virtually all investments taking the form of purchases of U.S. Treasury, U.S. Government agency and State and local bond issues. Management views the investment portfolio as a source of income, and purchases securities with that in mind. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, management may sell certain securities prior to their maturity.

The following table presents the investment portfolio at December 31, 1998 by major types of investments and maturity ranges. Maturities may differ from scheduled maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity.

                        INVESTMENT SECURITIES (THOUSANDS)

AVAILABLE FOR SALE

                                                                    DECEMBER 31, 1998
                                       ----------------------------------------------------------------------------
                                                    AMORTIZED COST DUE
                                       -----------------------------------------
                                                    AFTER ONE AFTER FIVE  AFTER
                                        IN ONE YR.   THROUGH    THROUGH     TEN      EQUITY                  FAIR
                                         OR LESS    FIVE YRS.  TEN YRS.    YEARS   SECURITIES    TOTAL       VALUE
                                       ----------- ---------- --------- --------- ----------- ----------- ---------

U.S. Treasury                          $       696 $        - $       - $       - $         - $       696 $     700
U. S. Government agencies                    1,887      4,003     8,171         -           -      14,061    14,054
State and political subdivisions                 -        200         -         -           -         200       201
Mortgage-backed securities                     328          -         -       993           -       1,321     1,313
Equity securities                                -          -         -         -         160         160       160
                                       ----------- ---------- --------- --------- ----------- ----------- ---------
         Total                         $     2,911 $    4,203 $   8,171 $     993 $       160 $    16,438 $  16,428
                                       =========== ========== ========= ========= =========== =========== =========

WEIGHTED AVERAGE YIELDS:

U.S. Treasury                                 5.87%         -%        -%        -%                   5.87%
U.S. Government agencies                      5.45       5.93      5.43         -                    5.57
State and political subdivisions                --       6.45         -         -                    6.45
Mortgage-backed                               5.94          -         -      6.00                    5.99
                                       ----------- ---------- --------- ---------             -----------
Consolidated                                  5.61%      5.95%     5.43%     6.00%                   5.63%
                                       =========== ========== ========= =========             ===========


The interest rate environment and the need of the Bank to improve liquidity in 1998 caused the average yield on the investment portfolio to decrease to 5.9% from 6.0% in 1997. At December 31, 1998, the market value of the investment portfolio was $16.4 million, representing depreciation of $10,000 below amortized cost. This compared to a market value of $11.7 million and an depreciation of $21,000 below amortized cost a year earlier.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


FEDERAL FUNDS SOLD

Federal funds represent the most liquid portion of the Bank's invested funds and generally the lowest yielding portion of earning assets. Management has made an effort to maintain Federal funds at the lowest level possible consistent with prudent interest rate risk management strategies and liquidity needs.

Average Federal funds sold were $4.1 million in 1998, an increase of $3.4 million over the 1997 average. Average Federal funds sold totaled $691,000 in 1997, down from $1.2 million in 1996. This change represents a 41.4% decrease from 1996. Average Federal funds sold were 5.3%, 2.0% and 5.1% of total average interest interest-earning in 1998, 1997 and 1996, respectively.

DEPOSITS

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less time deposits in denominations of $100,000 or more) are the primary funding source.

The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for better deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing the overall profitability of the Bank.

Average total deposits were $41.7 million during 1998, an increase of 34.3% over 1997. Average total deposits for the year ended December 31, 1997 amounted to $31.1 million which was an increase of $11.3 million, or 56.9%, over 1996. Average core deposits totaled $37.2 million in 1998, an increase of $11.9 million, or 47.0%, over 1996. The percentage of the Bank's average deposits that are interest-bearing increased to 92.5% from 90.6% in 1997. Average demand deposits which earn no interest increased $208,000 to $3.1 million in 1998 as compared to 1997.

The average certificates of deposit issued in denominations of $100,000 or more decreased to $4.5 million in 1998. This is a 21.4% decrease under the 1997 amount of $5.7 million. Average certificates of deposit issued in denominations of $100,000 or more as a percentage of total average deposits were 10.8%, 18.5% and 15.6% for the years ended December 31, 1998, 1997 and 1996, respectively.

Large municipal deposits from local governments were $12.5 million and $11.5 million at December 31, 1998 and 1997, respectively. Management believes that the Bank is paying market rates for these deposits. Management's strategy has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Large denomination certificates of deposit and large municipal deposits are particularly sensitive to changes in interest rates. Management considers these deposits to be volatile and, in order to minimize liquidity and interest rate risks, invests these funds in short-term investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Average deposits for the three years ended December 31, 1998, 1997 and 1996 are summarized in the following table.

                             DEPOSIT MIX (THOUSANDS)

                                                                       YEARS ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------
                                                           1998                  1997                  1996
                                                   --------------------  --------------------  --------------------
                                                    AVERAGE               AVERAGE               AVERAGE
                                                    BALANCE    PERCENT    BALANCE    PERCENT    BALANCE    PERCENT
                                                   ---------  -------    ---------  --------   ---------  -------
Interest-bearing deposits:
   Now accounts                                    $  12,890    30.90%    $  8,094     26.06%  $   5,304    26.79%
   Money market                                        3,393     8.13        1,805      5.81         982     4.96
   Savings                                             2,425     5.81        1,696      5.46       1,294     6.54
   Small denomination certificates                    15,379    36.88       10,817     34.83       7,642    38.60
   Large denomination certificates                     4,508    10.81        5,736     18.47       3,083    15.57
                                                   ---------  -------    ---------  --------   ---------  -------
         Total interest bearing deposits              38,595    92.53       28,148     90.63      18,305    92.46

Noninterest bearing deposits:
   Demand deposits                                     3,117     7.47        2,909      9.37       1,492     7.54
                                                   ---------  -------    ---------  --------   ---------  -------
         Total deposits                            $  41,712   100.00%   $  31,057    100.00   $  19,797   100.00%
                                                   =========  =======    =========   ========  =========  =======


The following table provides maturity information relating to time deposits of $100,000 or more at December 31, 1998 and 1997.

                   LARGE TIME DEPOSIT MATURITIES, (THOUSANDS)

                                                                                     1998                1997
                                                                                ---------------    ----------------
Remaining maturity of three months or less                                      $         2,054    $          1,839
Remaining maturity over three through twelve months                                       1,241               1,692
Remaining maturity over twelve months                                                     1,788                 911
                                                                                ---------------    ----------------
     Total time deposits of $100,000 or more                                    $         5,083    $          4,442
                                                                                ===============    ================

OTHER BORROWED FUNDS

Other borrowed funds consist of a mortgage loan of $133,000 at December 31, 1998. The average balance for 1998 was $74,000. Interest expense was $4,000 for a cost of funds of 5.4%. The Bank had no short-term debt or other borrowed funds at December 31, 1997, 1996. The Bank borrowed using Federal funds purchased for the first time during 1997, in order to provide liquidity and reduce interest rate risk. The average balance of Federal funds purchased was $308,000 for 1997. The related interest expense on these borrowings was $17,000, for a cost of funds of 5.5% in 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

CAPITAL ADEQUACY

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier I) capital (common stockholders' equity and qualifying preferred stockholders' equity, less intangible assets) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets and qualifying subordinated debt) to risk-weighted assets of 8.0%. See "Supervision and Regulation."

In addition, a minimum leverage ratio of average Tier I capital to average total assets for the previous quarter, ranging from 3% to 5%, is required by federal bank regulators subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 1998, the Bank had a ratio of year-end Tier I capital to average total assets for the fourth quarter of 1998 of 6.1%. The Bank exceeds all required regulatory capital ratios and is considered well capitalized.

Shareholders' equity was $6.2 million at December 31, 1998, a 100% increase from the 1997 year-end total of $3.1 million. The increase is a result of the sale of 380,000 shares of common stock at $9 per share. Average shareholders' equity as a percentage of average total assets was 12.4% in 1998 and 9.2% in 1997.

At December 31, 1998 the Bank had a ratio of Tier I capital to risk-weighted assets of 10.1% and a ratio of total regulatory capital to risk-weighted assets of 11.3%, well above the regulatory minimum of 4.0% and 8.0%, respectively.

The Bank's analysis of capital for the quarters December 31, 1998 and 1997 is presented in the following table.

                         RISK-BASED CAPITAL, (THOUSANDS)

                                                                        1998               1997
                                                                 -----------------  ----------------
Tier I capital                                                   $         3,181    $          2,961
Qualifying allowance for loan losses(1)                                      365                 270
                                                                 ---------------    ----------------
         Total regulatory capital                                $         3,546    $          3,231
                                                                 ===============    ================

         Total risk-weighted assets                              $        31,404    $         38,201
                                                                 ===============    ================

Tier I as a percent of risk-weighted assets                                10.13%              12.33%
Total Tier II capital as a percent of risk-weighted assets                 11.29%              13.46%
Leverage ratio(2)                                                           6.14%               7.73%


-----------
     (1) Limited to 1.25% of risk-weighted assets.
     (2) Period end Tier I capital to adjusted average assets per quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------



COMMON STOCK OUTSTANDING

At December 31, 1996 the Company had 437,225 shares of common stock outstanding. Shareholders of record as of May 1, 1997 received a 25% stock dividend. At December 31, 1997 the Company had 546,399 shares of common stock outstanding.

During 1997 the Company filed for, and received approval from the SEC for a secondary stock offering of common stock at a price of $9 per share. The stock sale began on December 10, 1997 and closed February 10, 1998 after the sale of 380,000 shares for net proceeds of approximately $3.1 million. Management intends to used the proceeds for general purposes and to finance future growth. There were 926,399 common shares outstanding at December 31, 1998. These shares are held by approximately 1,000 shareholders of record.

NONPERFORMING AND PROBLEM ASSETS

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank also attempts to reduce repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

The allowance for loan losses is maintained at a level adequate to absorb probable losses. Some of the factors which management considers in determining the appropriate level of the allowance for credit losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, regulatory policies, and in particular, how such conditions relate to the market areas that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

The accrual of interest on loans is discontinued on a loan when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in the following table.

                      ALLOWANCE FOR LOAN LOSSES (THOUSANDS)


                                                                                         DECEMBER 31,
                                                                          -----------------------------------------
                                                                               1998          1997          1996
                                                                          ------------   -----------   ------------
Allowance for loan losses, beginning                                      $        270   $       155   $         81
Provision for loan losses, added                                                   166           186           104
                                                                          ------------   -----------   -----------
                                                                                   436           341            185

Loans charged off                                                                  (64)          (83)           (43)
Recoveries of loans previously charged off                                           1            12            13
                                                                          ------------   -----------   -----------
         Net charge-offs                                                           (63)          (71)           (30)
                                                                          ------------   -----------   ------------
         Allowance for loan losses, ending                                $        373   $       270   $        155
                                                                          ============   ===========   ============

The loan portfolio also included loans to various borrowers (watch loans) at period-end for which management had concerns about the ability of the borrowers to continue to comply with present loan repayment terms, and which could result in some or all of these loans being uncollectible. Management monitors these loans carefully and has provided for these loans in the allowance for loan losses.

Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management does, however, consider the allowance for loan losses to be adequate at December 31, 1998 and 1997. The allocation of the reserve for loan losses is shown in the following table.

             ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES (THOUSANDS)

                                                                          DECEMBER 31,
                                            -----------------------------------------------------------------------
                                                     1998                     1997                    1996
                                            ----------------------   ---------------------   ----------------------

Balance at end of period applicable to:       AMOUNT     PERCENT(1)    AMOUNT      PERCENT(1)  AMOUNT       PERCENT(1)
                                            ---------     ------     ---------     ------    --------        ------
Commercial, financial and agricultural      $     222      43.28%    $      80      37.43    $     85        33.73%
Real estate, construction                           -       2.32             -       2.79           -          1.82
Real estate, mortgage                              63      38.03           103      36.87          23         36.31
Installment loans to individuals, other            88      16.37            87      22.91          47         28.14
                                            ---------     ------     ---------     ------    --------        ------
         Total                              $     373     100.00%    $     270     100.00%   $    155        100.00%
                                            =========     ======     =========     ======    ========        ======

--------------
(1) Percent of loans in each category to total loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

Nonperforming Assets at December 31, 1998 and 1997 are analyzed in the table below.

                        NONPERFORMING ASSETS (THOUSANDS)


                                                      DECEMBER 31,
                                                     ------------
                                                     1998    1997
                                                     ----    ----

Nonaccrual loans                                     $333    $--
Restructured loans                                    --      --
Foreclosed and in-substance foreclosed properties       1      36
                                                     ----    ----
                                                     $334    $ 36
                                                     ====    ====

Nonperforming assets were 1.1% and .2% of gross loans outstanding at year-end 1998 and 1997, respectively. In addition to the nonperforming assets, loans which were past due 90 days or more amounted to $86,000 at December 31, 1998. There were no loans past due 90 days or more at December 31, 1997. Net loan charge-offs as a percentage of average loans were .2%, .4%, and .3% in 1998, 1997 and 1996, respectively. The allowance for loan losses was $373,000, $270,000 and $155,000 and December 31, 1998, 1997 and 1996, respectively, or
1.2% of total gross outstanding for all three years.

LIQUIDITY AND SENSITIVITY

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash in order to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest against liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, Federal funds lines from correspondent banks, borrowings from the Federal Reserve Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


The table below shows the sensitivity of the Bank's balance sheet at the dates indicated, but is not necessarily indicative of the position on other dates.

                            INTEREST RATE SENSITIVITY

                                                                  DECEMBER 31, 1998
                                                                 MATURITIES/REPRICING
                                             -----------------------------------------------------------
                                                1-3         4-12         13-60     OVER 60
                                              MONTHS       MONTHS       MONTHS      MONTHS      TOTAL
                                             --------     --------     --------    --------    --------
EARNING ASSETS:
   Loans                                     $  6,938     $  3,521     $ 20,351    $    759    $ 31,569
   Investments                                  1,329        1,582        4,203       9,314      16,428
   Federal Funds Sold                             495         --           --          --           495
                                             --------     --------     --------    --------    --------
     Total                                      8,762        5,103       24,554      10,073      48,492
                                             --------     --------     --------    --------    --------

INTEREST-BEARING LIABILITIES:
   Now accounts                                10,723         --           --          --        10,723
   Money market                                 4,495         --           --          --         4,495
   Savings                                      2,134         --           --          --         2,134
   Certificates of deposit                      4,377        8,045        9,235        --        21,657
   Other borrowed funds                           852            5           36          91         984
                                             --------     --------     --------    --------    --------
         Total                                 22,581        8,050        9,271          91      39,993
                                             --------     --------     --------    --------    --------
INTEREST RATE GAP                            $(13,819)    $ (2,947)    $ 15,283    $  9,982    $  8,499
                                             ========     ========     ========    ========    ========

CUMULATIVE INTEREST SENSITIVITY GAP          $(13,819)    $(16,766)    $ (1,483)   $  8,499
Ratio of sensitivity gap to total
   earnings assets                             (197.8)%      (57.8)%       62.2%        99.1%      17.5%
Cumulative ratio of sensitivity gap
   to total earnings assets                    (197.8)%     (120.9)%       (3.9)%       17.5%

At December 31, 1998, the Company was cumulatively asset-sensitive (earning assets subject to interest rate changes exceeded interest-bearing liabilities subject to changes in interest rates). NOW and money market account repricing within three months were $15.7 million, which historically have not been as interest-sensitive as other types of interest-bearing deposits. Removing the impact of NOW and money market accounts, the Bank is asset sensitive in the three month or less time period, with the four to twelve months time period being liability-sensitive, the thirteen to sixty months time period being asset-sensitive and the over sixty months time period being asset-sensitive.

Certificates of deposit in denominations of $100,000 or more and large municipal deposits are especially susceptible to interest rate changes. These deposits are matched with short-term investments. Matching sensitive positions alone does not ensure that the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

EFFECTS OF INFLATION

Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors the Bank's interest rate sensitivity in order to minimize the effects of inflationary trends on the Bank's operations. Other areas of non-interest expenses may be more directly affected by inflation.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

FINANCIAL RATIOS

The following table summarizes ratios considered to be significant indicators of the Bank's operating results and financial condition for the periods indicated.

                              KEY FINANCIAL RATIOS


                                         YEARS ENDED DECEMBER 31,
                                    ---------------------------------
                                      1998        1997         1996
                                    -------     -------      --------

Return on average assets               .06%        (.71%)       (.81%)
Return on  average equity              .40%       (7.75%)      (5.89%)
Average equity to average assets     12.42%        9.20%       13.71%