Form 10KSB, Exhibit 13
period 2002-12-31
CNB HOLDINGS INC
filed 2003-03-31
CIK 912566

                                                                    Exhibit 13.1

2002 Annual Report

Table of Contents

Letter to Stockholders ...................................................     1

Consolidated Balance Sheets ..............................................     2

Consolidated Statements of Income ........................................     3

Consolidated Statements of Stockholders' Equity ..........................     4

Consolidated Statements of Cash Flows ....................................     5

Notes to Consolidated Financial Statements ...............................     6

Independent Auditor's Report .............................................    23

Management's Discussion and Analysis .....................................    24

Consolidated Balance Sheets
December 31, 2002 and 2001

                                                                      2002              2001
                                                                 ---------------  ----------------
Assets
   Cash and due from banks                                       $     4,136,609  $      4,100,572
   Interest-bearing deposits in banks                                     18,042            31,357
   Federal funds sold                                                  3,243,500         1,495,312
   Investment securities available for sale                           13,570,299        11,145,354
   Restricted equity securities                                          431,108           365,708
   Loans, net of allowance for loan losses
     of $380,206 in 2002 and $410,364 in 2001                         35,084,509        32,993,495
   Property and equipment, net                                         1,802,624         1,844,744
   Accrued income                                                        207,829           221,830
   Other assets                                                           65,297            43,878
                                                                 ---------------  ----------------
         Total assets                                            $    58,559,817  $     52,242,250
                                                                 ===============  ================
Liabilities and Stockholders' Equity
  Deposits:
   Noninterest-bearing                                           $     4,645,903  $      3,949,350
   Interest-bearing                                                   45,954,303        40,679,341
                                                                 ---------------  -----------------
         Total deposits                                               50,600,206        44,628,691

   Long-term debt                                                        106,367           113,501
   Accrued interest payable                                               53,477            47,364
   Other liabilities                                                      94,097           138,914
                                                                 ---------------  ----------------
         Total liabilities                                            50,854,147        44,928,470
                                                                 ---------------  ----------------
   Commitments and contingencies                                               -                 -

Stockholders' equity:
   Preferred stock, $1 par value; 1,000,000 shares
     authorized; none outstanding                                              -                 -
   Common stock, $5 par value; 10,000,000 shares
    authorized; 926,399 shares outstanding
     in 2002 and 2001                                                  4,631,995         4,631,995
   Additional paid-in capital                                          2,803,782         2,803,782
   Retained earnings (deficit)                                           215,881          (185,923)
   Accumulated other comprehensive income                                 54,012            63,926
                                                                 ---------------  ----------------
         Total stockholders' equity                                    7,705,670         7,313,780
                                                                 ---------------  ----------------
         Total liabilities and stockholders' equity              $    58,559,817  $     52,242,250
                                                                 ===============  ================

See Notes to Consolidated Financial Statements

Consolidated Statements of Income
Years ended December 31, 2002, 2001 and 2000

                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------
Interest income:
   Loans and fees on loans                                      $      2,622,357  $     2,816,251  $      2,761,911
   Federal funds sold                                                     32,326          103,008            34,764
   Taxable investment securities                                         517,273          769,836           973,260
                                                                ----------------  ---------------  ----------------
         Total interest income                                         3,171,956        3,689,095         3,769,935
                                                                ----------------  ---------------  ----------------
Interest expense:
   Deposits                                                            1,096,726        1,627,245         1,854,098
   Federal funds purchased                                                 2,505            2,583            11,245
   Long-term debt                                                          6,250            6,682             7,015
                                                                ----------------  ---------------  ----------------
         Total interest expense                                        1,105,481        1,636,510         1,872,358
                                                                ----------------  ---------------  ----------------
         Net interest income                                           2,066,475        2,052,585         1,897,577

Provision for loan losses                                                142,000           67,600           140,750
                                                                ----------------  ---------------  ----------------
         Net interest income after provision
          for loan losses                                              1,924,475        1,984,985         1,756,827
                                                                ----------------  ---------------  ----------------

Noninterest income:
   Service charges on deposit accounts                                   215,273          215,196           182,496
   Net realized gains on sales of securities                              29,737                -                 -
   Other income                                                          149,371          190,659           129,354
                                                                ----------------  ---------------  ----------------
         Total noninterest income                                        394,381          405,855           311,850
                                                                ----------------  ---------------  ----------------

Noninterest expense:
   Salaries and employee benefits                                        743,927          744,235           718,207
   Occupancy and equipment                                               207,189          246,815           247,875
   Data processing                                                       292,967          260,426           228,034
   Other expense                                                         563,999          570,095           473,387
                                                                ----------------  ---------------  ----------------
         Total noninterest expense                                     1,808,082        1,821,571         1,667,503
                                                                ----------------  ---------------  ----------------

         Income before income taxes                                      510,774          569,269           401,174

Income tax expense                                                       108,970                -                 -
                                                                ----------------  ---------------  ----------------
         Net income                                             $        401,804  $       569,269  $        401,174
                                                                ================  ===============  ================

Basic earnings per share                                        $            .43  $           .61  $            .43
                                                                ================  ===============  ================
Diluted earnings per share                                      $            .43  $           .61  $            .41
                                                                ================  ===============  ================
Basic weighted average shares outstanding                                926,399          926,399           926,399
                                                                ================  ===============  ================
Diluted weighted average shares outstanding                              926,399          926,399           972,611
                                                                ================  ===============  ================

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2002, 2001 and 2000

                                                                                             Accumulated
                                          Common Stock         Additional       Retained        Other
                                     ----------------------     Paid-in         Earnings     Comprehensive
                                      Shares       Amount       Capital        (Deficit)     Income (Loss)       Total
                                     --------   -----------   ------------   -------------  --------------   -------------
December 31, 1999                     926,399   $ 4,631,995   $  2,803,782   $  (1,156,366) $     (486,432)  $   5,792,979

Comprehensive income
Net income                                  -             -              -         401,174               -         401,174
Change in net unrealized
   gain (loss) on securities
   available for sale                       -             -              -               -         375,890         375,890
                                                                                                             -------------
Total comprehensive income                                                                                         777,064
                                     --------   -----------   ------------   -------------  --------------   -------------
December 31, 2000                     926,399     4,631,995      2,803,782        (755,192)       (110,542)      6,570,043

Comprehensive income
Net income                                  -             -              -         569,269               -         569,269
Change in net unrealized
   gain (loss) on securities
   available for sale                       -             -              -               -         174,468         174,468
                                                                                                             -------------
Total comprehensive income                                                                                         743,737
                                     --------   -----------   ------------     -----------  --------------   -------------
December 31, 2001                     926,399     4,631,995     2,803,782         (185,923)         63,926       7,313,780

Comprehensive income
Net income                                  -             -              -         401,804               -         401,804
Change in net unrealized
   gain (loss) on securities
   available for sale, net of
   taxes of $27,825                         -             -              -               -           9,712           9,712
Reclassified gains realized on
   sale of securities, net of
   taxes of $10,111                         -             -              -               -         (19,626)        (19,626)
                                                                                                             -------------
Total comprehensive income                                                                                         391,890
                                     --------   -----------   ------------   -------------  --------------   -------------
December 31, 2002                     926,399   $ 4,631,995   $  2,803,782   $     215,881  $       54,012   $   7,705,670
                                     ========   ===========   ============   =============  ==============   =============

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years ended December 31, 2002, 2001 and 2000

                                                                      2002              2001            2000
                                                                ----------------  ---------------  -------------
Cash flows from operating activities:
   Net income                                                   $        401,804  $       569,269  $     401,174
   Adjustments to reconcile net income
    to net cash used by operations:
     Depreciation and amortization                                       121,737          119,047        122,807
     Provision for loan losses                                           142,000           67,600        140,750
     Net realized gains on securities                                    (29,737)               -              -
     Amortization of premium on securities, net                          276,268           (3,250)        16,483
     Changes in assets and liabilities:
       Accrued income                                                     14,001          152,739        (67,118)
       Other assets                                                      (49,244)           3,164         13,858
       Accrued interest payable                                            6,113          (18,707)         4,976
       Other liabilities                                                 (44,817)          99,096         11,864
                                                                ----------------  ---------------  -------------
         Net cash flows from operating activities                        838,125          988,958        644,794
                                                                ----------------  ---------------  -------------

Cash flows from investing activities:
   Net (increase) decrease in federal funds sold                      (1,748,188)      (1,445,312)       710,000
   Purchases of investment securities                                (17,169,357)     (21,445,768)   (22,174,813)
   Sales of available for sale securities                              2,895,835        1,504,559              -
   Maturities of investment securities                                11,619,957       23,880,498     21,449,985
   Purchases of restricted equity securities                             (65,400)               -              -
   Net (increase) decrease in loans                                   (2,233,014)          17,856     (1,649,027)
   Purchases of property and equipment                                   (79,617)         (58,637)       (33,680)
                                                                ----------------  ---------------  -------------
         Net cash provided by (used in) investing activities          (6,779,784)       2,453,196     (1,697,535)
                                                                ----------------  ---------------  --------------

Cash flows from financing activities:
   Net increase (decrease) in deposits                                 5,971,515       (1,592,562)       451,520
   Net increase (decrease) in federal funds purchased                          -          (18,000)        18,000
   Repayment of long-term debt                                            (7,134)          (6,701)        (6,368)
                                                                ----------------  ---------------  -------------
         Net cash provided by (used in) financing activities           5,964,381       (1,617,263)       463,152
                                                                ----------------  ---------------  -------------
         Net increase (decrease) in cash and cash equivalents             22,722        1,824,891       (589,589)

Cash and cash equivalents, beginning                                   4,131,929        2,307,038      2,896,627
                                                                ----------------  ---------------  -------------
Cash and cash equivalents, ending                               $      4,154,651  $     4,131,929  $   2,307,038
                                                                ================  ===============  =============

Supplemental disclosure of cash flow information:
   Interest paid                                                $      1,099,368  $     1,655,217  $   1,867,382
                                                                ================  ===============  =============
   Income taxes paid                                            $         90,000  $             -  $           -
                                                                ================  ===============  =============

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

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

Critical accounting policies

The notes to our audited consolidated financial statements contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, and asset impairment judgments involve a high degree of complexity. Management must make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and Board of Directors.

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

Cash and cash equivalents

For presentation in the consolidated statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks" and "interest-bearing deposits in banks".

Notes to Consolidated Financial Statements

Trading securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities held to maturity

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates. Currently the Company has no securities held to maturity.

Securities available for sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held to maturity securities.

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

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, are reported at their outstanding principal amount adjusted for charge-offs, the allowance for loan losses, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

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

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Notes to Consolidated Financial Statements

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Property and equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation computed by the straight-line method over the following estimated useful lives:

                                                        Years
                                                        -----
         Buildings and land improvements             20 to 40
         Furniture and equipment                      5 to 10

Foreclosed properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than 12 months.

Stock-based compensation

The Company accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, but complies with the disclosure requirements set forth in the Statement, which include disclosing pro forma net income as if the fair value based method of accounting has been applied.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Notes to Consolidated Financial Statements

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred taxes assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

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

Business segments

The Company reports its activities as a single business segment. In determining proper segment definition, the Company considers components of the business about which financial information is available and regularly evaluated, relative to resource allocation and performance assessment.

Comprehensive income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense.

Financial Instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce an exposure's risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading.

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. The Company does not utilize interest-rate exchange agreements or interest-rate futures contracts.

Notes to Consolidated Financial Statements

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and 1estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks and interest-bearing deposits in banks: The carrying amounts reported in the balance sheet for these items approximate the assets' fair values.

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

Short-term debt: The carrying amounts of short-term debt funds approximate their fair values.

Long-term debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowings.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amount of other liabilities approximates fair value.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Notes to Consolidated Financial Statements

Note 2.  Restricted Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $335,000 and $284,000 for the periods including December 31, 2002 and 2001, respectively.

Note 3.  Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values (all available for sale) at December 31, follow:

                                                   Amortized        Unrealized       Unrealized           Fair
                                                     Cost              Gains           Losses             Value
                                               ---------------  ----------------  ---------------  ----------------
2002
   Mortgage-backed securities                  $    13,488,461  $        106,276  $        24,438  $     13,570,299
                                               ===============  ================  ===============  ================
2001
   U. S. Government agency securities          $     2,108,450  $         38,530  $             -  $      2,146,980
   Mortgage-backed securities                        8,972,978            49,688           24,292         8,998,374
                                               ---------------  ----------------  ---------------  ----------------
                                               $    11,081,428  $         88,218  $        24,292  $     11,145,354
                                               ===============  ================  ===============  ================

At December 31, 2002 and 2001 substantially all investment securities were pledged as collateral for public deposits or other banking purposes.

Restricted equity securities consist mainly of investments in stock of the Federal Home Loan Bank of Atlanta ("FHLBA") and the Federal Reserve. Both of those entities are upstream correspondents of the Bank. The FHLBA requires financial institutions to make equity investments in the FHLBA in order to borrow from it. The Bank is required to hold that stock so long as it borrows from the FHLBA. The Federal Reserve requires banks to purchase stock as a condition of membership in the Federal Reserve system.

The amortized cost and approximate market value at December 31, 2002 of investment securities by scheduled maturity are shown below.

                                                                                         Available for Sale
                                                                                  ---------------------------------
                                                                                     Amortized           Fair
                                                                                       Cost              Value
                                                                                  ---------------  ----------------
Due in one year or less                                                           $             -  $              -
Due in one year through five years                                                        380,639           391,440
Due in five years through ten years                                                     2,513,062         2,517,682
Due after ten years                                                                    10,594,760        10,661,177
                                                                                  ---------------  ----------------
                                                                                  $    13,488,461  $     13,570,299
                                                                                  ===============  ================

For mortgage backed securities, the Company reports maturities based on anticipated lives. Actual results may differ due to interest rate fluctuations.

Notes to Consolidated Financial Statements

Note 4.  Loans Receivable

The major components of loans in the consolidated balance sheets at December 31 are as follows:

                                                                                        2002             2001
                                                                                  ---------------  ----------------
Commercial                                                                        $    16,274,146  $     14,571,109
Real estate:
   Construction and land development                                                      201,466           208,718
   Farmland                                                                                50,640            61,338
   Residential, 1-4 families                                                           13,547,523        14,042,175
   Residential, multifamily                                                               107,700                 -
   Nonfarm, nonresidential                                                                 39,989            61,968
Agricultural                                                                                1,401            20,000
Consumer:
   Credit cards and other revolving credit                                                618,292           475,111
   Other consumer                                                                       4,230,274         3,603,131
States and political subdivisions                                                               -                 -
Other                                                                                     454,876           441,626
                                                                                  ---------------  ----------------
                                                                                       35,526,307        33,485,176

Net deferred loan fees                                                                    (61,592)          (81,317)
Allowance for loan losses                                                                (380,206)         (410,364)
                                                                                  ---------------  ----------------
                                                                                  $    35,084,509  $     32,993,495
                                                                                  ===============  ================

An analysis of the changes in the allowance for loan losses are as follows:

                                                                       2002             2001             2000
                                                                ----------------  ---------------  ----------------
Balance, beginning                                              $        410,364  $       429,905  $        321,574
                                                                ----------------  ---------------  ----------------

Loans charged off                                                       (174,019)         (87,181)          (34,044)
Recoveries                                                                 1,861               40             1,625
                                                                ----------------  ---------------  ----------------
Net loans charged off                                                   (172,158)         (87,141)          (32,419)

Provision for loan losses                                                142,000           67,600           140,750
                                                                ----------------  ---------------  ----------------
Balance, ending                                                 $        380,206  $       410,364  $        429,905
                                                                ================  ===============  ================

An allowance determined in accordance with SFAS No. 114 and No. 118 is provided for all impaired loans. The total recorded investment in impaired loans and the related allowance for loan losses at December 31, is as follows:

                                                                                        2002             2001
                                                                                  ---------------  ----------------
Impaired loans without a valuation allowance                                      $             -  $         98,505
Impaired loans with a valuation allowance                                                  52,729            63,714
                                                                                  ---------------  ----------------
         Total impaired loans                                                     $        52,729  $        162,219
                                                                                  ===============  ================

Valuation allowance related to impaired loans                                     $        32,000  $         38,500
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, (all approximate) is summarized below:



                                                                   2002       2001       2000
                                                                --------  ---------  ----------
Average investment in impaired loans                            $ 57,170  $ 179,633  $  169,037
                                                                ========  =========  ==========
Interest income recognized on impaired loans                    $      -  $   1,511  $   10,120
                                                                ========  =========  ==========
Interest income recognized on a cash basis on impaired loans    $      -  $   1,511  $    9,593
                                                                ========  =========  ==========



No additional funds are committed to be advanced in connection with impaired loans.

Note 5.  Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, are as follows:

                                                      2002             2001
                                             ---------------  ----------------

Land                                         $       280,000  $        280,000
Land improvements                                     51,492            51,492
Buildings                                          1,390,855         1,375,510
Furniture and equipment                              856,790           792,518
                                             ---------------  ----------------
                                                   2,579,137         2,499,520
Less accumulated depreciation                       (776,513)         (654,776)
                                             ---------------  ----------------
                                             $     1,802,624  $      1,844,744
                                             ===============  ================

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $121,737, $119,047 and $122,807, respectively.

Note 6.  Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $5,074,220 and $5,446,339, respectively. At
December 31, 2002, the scheduled maturities of time deposits are as follows:

                               Three months or less          $      3,007,309
                               Four months to one year              6,848,810
                               Two to three years                   5,143,297
                               Four to five years                   6,514,683
                                                             ----------------
                                                             $     21,514,099
                                                             ================

Note 7.  Short-term Debt

Short-term debt consists of federal funds purchased and advances from the Federal Home Loan Bank, which generally mature within one to four days from the transaction date, and other short-term borrowings. Additional information at December 31 and for the years then ended is summarized below:

                                                            2002          2001
                                                        ---------  ------------

Outstanding balance at December 31                      $       -  $          -
                                                        =========  ============
Year-end weighted averaged rate                                 -             -
                                                        =========  ============
Daily average outstanding during the year               $  18,402  $    182,778
                                                        =========  ============
Average rate for the year                                   1.66%         2.52%
                                                        =========  ============
Maximum outstanding at any month-end during the year    $       0  $  2,000,000
                                                        =========  ============

Notes to Consolidated Financial Statements

At December 31, 2002, the Bank had established lines of credit totaling $2,000,000 with various correspondent banks to provide additional liquidity if, and as needed. In addition, the Bank has the ability to borrow up to ten percent of bank assets from the Federal House Loan Bank of Atlanta, subject to the pledging of specific collateral. There were no amounts outstanding under these arrangements at December 31, 2002 or 2001.

Note 8.  Other Borrowed Funds

Other borrowed funds consist of a mortgage note payable in monthly installments of $1,115 including interest at 5.67%. This note is secured by certain real estate. Annual requirements to repay this debt are as follows:

                        2003            $     7,549
                        2004                  7,988
                        2005                  8,453
                        2006                  8,945
                        2007                  9,466
                        After                63,966
                                        -----------
                                        $   106,367
                                        ===========

Note 9.  Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

                                                December 31, 2002     December 31, 2001
                                            ----------------------  ---------------------
                                               Carrying    Fair     Carrying     Fair
                                                Amount     Value     Amount      Value
                                            ----------- ----------  ---------  ----------
Financial assets
   Cash and cash equivalents                $    4,155  $    4,155  $   4,132  $    4,132
   Federal funds sold                            3,244       3,244      1,495       1,495
   Securities, available-for-sale               13,570      13,570     11,145      11,145
   Restricted securities                           431         431        366         366
   Loans, net of allowance for loan losses      35,085      36,474     32,993      33,855

Financial liabilities
   Deposits                                     50,600      51,443     44,629      44,884
   Other borrowed funds                            106         106        114         114

Off-balance-sheet assets (liabilities)
   Commitments to extend credit and
     standby letters of credit                       -           -          -           -

Note 10.  Earnings Per Share

The following table details the computation of basic and diluted earnings per share for each year ended December 31.

                                                         2002       2001       2000
                                                     ----------  ---------  ----------
Net income available to common shareholders          $  401,804  $ 569,269  $  401,174
                                                     ==========  =========  ==========

Basic weighted average common shares outstanding        926,399    926,399     926,399
Effect of dilutive securities, options                        -          -      46,212
                                                     ----------  ---------  ----------
Diluted weighted average common shares outstanding      926,399    926,399     972,611
                                                     ==========  =========  ==========

Basic earnings per share                             $      .43  $     .61  $      .43
                                                     ==========  =========  ==========
Diluted earning per share                            $      .43  $     .61  $      .41
                                                     ==========  =========  ==========

Notes to Consolidated Financial Statements

Note 11.  Employee Benefit Plans

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who have completed one year of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. In addition, the Bank may make additional contributions at the discretion of Board of Directors. The Bank made contributions of $3,045, $2,948, and $2,678 for the years ended December 31, 2002, 2001 and 2000.

Note 12.  Common Stock

The Company has adopted a stock option plan under which up to 344,375 shares of stock may be issued. Shares subject to the plan may be issued in any combination of incentive stock options, non-incentive stock options, or restricted stock, provided that the total number of shares issuable pursuant to incentive stock options may not be more than 62,500 without shareholder approval. Termination of restrictions on any restricted stock granted and expiration of any non-incentive stock options granted are controlled by the terms of each individual grant. Incentive stock options expire no more than 10 years from the date of grant. Exercise prices of all options are determined by each individual grant except that incentive stock options may not be granted at less than fair market value and non-incentive stock options may not be granted at less than 80% of fair market value on each option's respective date of grant. Vesting of options, if not immediately exercisable, is determined in accordance with the terms of each option granted.

Activity under the plan during the years ended December 31, 2002, 2001 and 2000 is summarized below:

                                                   Granted and Outstanding
                             ---------------------------------------------------------
                              Available     Incentive     Non-incentive
                                 for          Stock           Stock       Restricted
                                Grant        Options         Options         Stock
                             ------------  ------------ ---------------  -------------

Balance December 31, 1999         113,082             -         231,293              -
                             ------------  ------------ ---------------  -------------

Granted                            (5,692)            -           5,692              -
Exercised                               -             -               -              -
                             ------------  ------------ ---------------  -------------
Balance December 31, 2000         107,390             -         236,985              -
                             ------------  ------------ ---------------  -------------

Granted                            (5,222)            -           5,222              -
Exercised                               -             -               -              -
                             ------------  ------------ ---------------  -------------
Balance December 31, 2001         102,168             -         242,207              -
                             ------------  ------------ ---------------  -------------

Granted                            (5,222)            -           5,222              -
Exercised                               -             -               -              -
                             ------------  ------------ ---------------  -------------
Balance December 31, 2002          96,946             -         247,429              -
                             ============  ============ ===============  =============

Notes to Consolidated Financial Statements

Additional information relating to the plan is listed below:

                                                                            2002            2001           2000
                                                                       -------------  -------------  --------------
Outstanding options at December 31
   Exercise price, beginning of the year(1)                            $        8.04  $        8.05  $         8.06
   Exercise price, end of the year(1)                                  $        7.96  $        8.04  $         8.05
   Range of exercise prices:
     From                                                              $        4.00  $        7.50  $         8.00
     To                                                                $        9.13  $        9.13  $         9.13
   Remaining contractual life in months(1)                                        35             47              60
   Exercisable options                                                       247,429        242,207         236,985

Weighted average exercise price of options
   Granted during the year                                             $        4.00  $        7.50  $         8.00
   Exercised during the year                                           $           -  $           -  $            -
   Forfeited during the year                                           $           -  $           -  $            -
   Expired during the year                                             $           -  $           -  $            -

Significant assumptions used in determining fair value(3)
   Risk-free interest rate                                                       n/a          2.00%           5.25%
   Expected life in years                                                        n/a             10              10
   Expected dividends                                                            n/a          0.00%            0.0%
   Expected volatility                                                           n/a          28.8%           25.8%

Grant-date fair value
   Options granted during the year                                     $      70,497  $      32,097  $       27,120
   Restricted stock awards granted during the year                     $           -  $           -  $            -

Results of operations
   Compensation cost recognized in income for
     all stock-based compensation awards                               $           -  $           -  $            -
                                                                       =============  =============  ==============
   Pro forma net income(2)                                             $     331,307  $     537,172  $      374,054
                                                                       =============  =============  ==============
   Pro forma earnings per common share(2)                              $          36  $          58  $           40
                                                                       =============  =============  ==============
   Pro forma earnings per common share, diluted(2)                     $          36  $          58  $           38
                                                                       =============  =============  ==============

----------------
/(1)/  Weighted average

/(2)/ As if the fair value based method prescribed by SFAS No. 123 has been applied.

/(3)/ For 2002, fair value is based on exchange value as specified in the merger agreement.

Notes to Consolidated Financial Statements

Note 13.  Income Taxes

Current and deferred income tax components

The components of income tax expense (all Federal) are as follows:

                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------
Current                                                         $        112,320  $             -  $              -
Deferred                                                                  62,161          196,660           133,433
Deferred tax asset valuation allowance change                            (65,511)        (196,660)         (133,433)
                                                                ----------------  ---------------  ----------------
                                                                $        108,970  $             -  $              -
                                                                ================  ===============  ================

Rate reconciliation

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate expense included in the consolidated statement of operations follows:

                                                                      2002             2001              2000
                                                                ----------------  ---------------  ----------------

Tax at statutory federal rate                                   $        173,663  $       193,551  $        136,399
Other                                                                        818            3,109            (2,966)
Deferred tax asset valuation allowance change                            (65,511)        (196,660)         (133,433)
                                                                ----------------  ---------------  ----------------
                                                                $        108,970  $             -  $              -
                                                                ================  ===============  ================

Deferred tax analysis

The significant components of net deferred tax assets (all Federal) at December 31, are summarized as follows:

                                                                                        2002              2001
                                                                                  ---------------  ----------------
Deferred tax assets
   Allowance for loan losses                                                      $        77,487  $         98,087
   Net operating losses                                                                         -            32,538
   Deferred fee income                                                                     20,786            27,648
   Contributions                                                                                -               349
                                                                                  ---------------  ----------------
     Deferred tax assets                                                                   98,273           158,622
                                                                                  ---------------  ----------------

Deferred tax liabilities
   Accretion of discount on investment securities                                          (1,177)           (4,055)
   Depreciation                                                                           (93,746)          (89,056)
                                                                                  ---------------  ----------------
     Deferred tax liabilities                                                             (94,923)          (93,111)
                                                                                  ---------------  ----------------

         Deferred tax asset valuation allowance                                                 -           (65,511)
                                                                                  ---------------  ----------------
         Net deferred tax asset                                                   $         3,350  $              -
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

Note 14.  Commitments and Contingencies

Financial instruments with off-balance-sheet risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments.

A summary of commitments at December 31 are as follows:

                                                             2002             2001
                                                       ---------------  ----------------
Commitments to extend credit                           $     6,724,000  $      6,663,000
Standby letters of credit                                      297,000                 -
                                                       ---------------  ----------------
                                                       $     7,021,000  $      6,663,000
                                                       ===============  ================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan facilities to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

Litigation

In the normal course of business the Company is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

Notes to Consolidated Financial Statements

Concentrations of credit risk

Substantially all of the Company's loans, commitments to extend credit and standby letters of credit have been granted to customers in the Company's market area and such customers are generally depositors of the Company. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Company's primary focus is consumer oriented and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $500,000. The Company has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Note 15.  Regulatory Restrictions

Dividends

The Company's dividend payments (when available) will be made primarily from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, that the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in regulations. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category. The Company's actual capital amounts and ratios are also presented in the table.

Notes to Consolidated Financial Statements

                                                                                             Minimum
                                                                                            To Be Well
                                                                        Minimum         Capitalized Under
                                                                        Capital         Prompt Corrective
                                                      Actual            Required        Action Provisions
                                              -------------------  -----------------   --------------------
                                                Amount     Ratio     Amount    Ratio     Amount       Ratio
                                              ----------   ------  ----------  -----   ----------     -----
December 31, 2002
   Total capital to risk-weighted assets:
     Consolidated                             $8,031,864   23.5%   $2,732,177   8.0%          n/a       n/a
     Bank only                                $5,699,460   17.0%   $2,675,932   8.0%   $3,344,915      10.0%

   Tier 1 capital to risk-weighted assets:
     Consolidated                             $7,651,658   22.4%   $1,366,966   4.0%          n/a       n/a
     Bank only                                $5,320,828   15.9%   $1,337,966   4.0%   $2,006,949       6.0%

   Tier 1 capital to average assets:
     Consolidated                             $7,651,658   13.3%   $2,309,746   4.0%          n/a       n/a
     Bank only                                $5,320,828    9.3%   $2,293,933   4.0%   $2,867,416       5.0%

December 31, 2001
   Total capital to risk-weighted assets:
     Consolidated                             $7,660,219   24.1%   $2,542,861   8.0%          n/a       n/a
     Bank only                                $5,334,451   17.0%   $2,518,389   8.0%   $3,147,987      10.0%

   Tier 1 capital to risk-weighted assets:
     Consolidated                             $7,249,854   22.8%   $1,271,431   4.0%          n/a       n/a
     Bank only                                $4,940,990   15.7%   $1,259,195   4.0%   $1,888,612       6.0%

   Tier 1 capital to average assets:
     Consolidated                             $7,249,854   13.5%   $2,150,635   4.0%          n/a       n/a
     Bank only                                $4,940,990    9.3%   $2,136,635   4.0%   $2,670,794       5.0%

Inter-company transactions

Legal lending limits on loans by the Bank to the Company are governed by Federal Reserve Act 23A, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $500,000 at December 31, 2002. No 23A transactions existed at December 31, 2002 or 2001.

Notes to Consolidated Financial Statements

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

Aggregate loan transactions with related parties were as follows:

                                                                                        2002             2001
                                                                                  ---------------  ----------------
Balance, beginning                                                                $     1,846,950  $      1,879,468

Change in relationship                                                                          -                 -
New loans and advances                                                                  1,222,111         1,122,738
Repayments                                                                             (1,056,414)       (1,155,256)
                                                                                  ---------------  ----------------
Balance, ending                                                                   $     2,012,647  $      1,846,950
                                                                                  ===============  ================

Note 17.  Parent Company Financial Information

Condensed financial information of CNB Holdings, Inc. is presented as follows:

                                 Balance Sheets
                           December 31, 2002 and 2001

                                                                                        2002              2001
                                                                                  ---------------  ----------------
Assets
   Cash and due from banks                                                        $       137,693  $          3,527
   Interest-bearing deposits                                                            1,500,000         2,000,000
   Loans, net of allowance of $1,574
    and $1,574 in 2002 and 2001                                                           653,157           304,325
   Investment in subsidiary bank at equity                                              5,374,840         5,002,537
   Other assets                                                                            49,902             3,391
                                                                                  ---------------  ----------------
         Total assets                                                             $     7,715,592  $      7,313,780
                                                                                  ===============  ================

Liabilities
   Accounts payable and other liabilities                                         $         9,922  $              -
                                                                                  ---------------  ----------------

Stockholders' equity
   Common stock                                                                         4,631,995         4,631,995
   Additional paid-in capital                                                           2,803,782         2,803,782
   Retained earnings (deficit)                                                            215,881          (185,923)
   Unrealized appreciation on subsidiary's investment
    securities available for sale                                                          54,012            63,926
                                                                                  ---------------  ----------------
         Total stockholders' equity                                                     7,705,670         7,313,780
                                                                                  ---------------  ----------------
         Total liabilities and stockholders' equity                               $     7,715,592  $      7,313,780
                                                                                  ===============  ================

Notes to Consolidated Financial Statements

                              Statements of Income
                  Years ended December 31, 2002, 2001 and 2000

                                                                      2002              2001             2000
                                                                ----------------  ---------------  ----------------
Income
   Interest on loans                                            $         99,339  $        18,034  $         48,895
   Interest income on deposits                                                 -           33,085                 -
                                                                ----------------  ---------------  ----------------
                                                                          99,339           51,119            48,895
                                                                ----------------  ---------------  ----------------
Expenses
   Professional fees                                                      39,759           23,945            19,735
   Other expenses                                                         30,397           13,713            37,638
                                                                ----------------  ---------------  ----------------
       Total expenses                                                     70,156           37,658            57,373
                                                                ----------------  ---------------  ----------------
       Income (loss) before tax and equity
         in undistributed income of subsidiary                            29,183           13,461            (8,478)

Federal income tax expense                                                 9,596                -                 -
                                                                ----------------  ---------------  ----------------
       Income (loss) before equity in undistributed income of
         subsidiary                                                       19,587           13,461            (8,478)

Equity in undistributed income of subsidiary                             382,217          555,808           409,652
                                                                ----------------  ---------------  ----------------
       Net income                                               $        401,804  $       569,269  $        401,174
                                                                ================  ===============  ================

                            Statements of Cash Flows
                  Years ended December 31, 2002, 2001 and 2000

                                                                       2002             2001             2000
                                                                ----------------  ---------------- ----------------
Cash flows from operating activities
   Net income                                                   $        401,804  $       569,269  $        401,174
   Adjustments:
      Increase in equity in undistributed income of subsidiary          (382,217)        (555,808)         (409,652)
      (Increase) decrease in other assets                                (46,511)           2,442               644
      Increase in other liabilities                                        9,922                -                 -
                                                                ----------------  ---------------  ----------------
          Net cash provided (used) by operating activities               (17,002)          15,903            (7,834)
                                                                ----------------  ---------------  ----------------
Cash flows from investing activities
   Net (increase) decrease in loans                                     (348,832)         340,904           (75,568)
                                                                ----------------  ---------------  ----------------
          Net cash provided (used) by investing activities              (348,832)         340,904           (75,568)
                                                                ----------------  ---------------  ----------------
Cash flows from financing activities                                           -                -                 -
                                                                ----------------  ---------------  ----------------
          Increase (decrease) in cash and due from banks                (365,834)         356,807           (83,402)

Cash and cash equivalents, beginning                                   2,003,527        1,646,720         1,730,122
                                                                ----------------  ---------------  ----------------
Cash and cash equivalents, ending                               $      1,637,693  $     2,003,527  $      1,646,720
                                                                ================  ===============  ================

Note 18.  Subsequent Event

The stockholders of the Company approved a plan to merge into MountainBank Financial Corporation (MFC) on March 7, 2003, the details of which are contained in a proxy statement/prospectus dated January 30, 2003. MountainBank Financial Corporation will be the surviving corporation from the merger. Holders of CNB will receive a minimum of .5551 and maximum of .7508 shares of MFC common stock or $13.50 cash, provided that at least 50% but not more than 55% of the aggregate consideration must be in MFC common stock.

                          Independent Auditor's Report

Board of Directors and Stockholders
CNB Holdings, Inc.
Pulaski, Virginia

We have audited the consolidated balance sheets of CNB Holdings, Inc. and subsidiary (Community National Bank) as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Holdings, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ LARROWE & COMPANY, PLC

Galax, Virginia
January 24, 2003, except for Note 18, as to which the date is March 7, 2003

Management's Discussion and Analysis

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

The Company's assets grew by 12% in 2002 to end the year with total assets of approximately $58.6 million. The size of the Company remained relatively constant in 2001 and 2000 as assets decreased 1% and increased 2% in those years respectively. Total deposits increased to $50.6 million at December 31, 2002 or 13% for the year. Total deposits were $44.6 million at December 31, 2001 compared to $46.2 million at December 31, 2000. The Company's net loans increased $2.1 million in 2002 to $35.1 million, and decreased $85,000 in 2001 to $33.0 million from $33.1 million in 2000.

Merger Activities

The stockholders of the Company approved a plan to merge into MountainBank Financial Corporation (MFC) on March 7, 2003, the details of which are contained in a proxy statement/prospectus dated January 30, 2003. MountainBank Financial Corporation will be the surviving corporation from the merger. Holders of CNB will receive a minimum of .5551 and maximum of .7508 shares of MFC common stock or $13.50 cash, provided that at least 50% but not more than 55% of the aggregate consideration must be in MFC common stock.

Management's Discussion and Analysis

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

During 2002, interest income decreased $518,000 to $3.2 million from $3.8 million in 2001. 2001 interest income decreased $81,000, compared to 2000. Interest income for 2000 was $3.8 million. The decreases in 2002 and 2001 were due to the declining interest rate environment that has prevailed over that period. The increase in interest income during 2000 was due to increases in yields on average interest-earning assets while the amount of these assets remained relatively constant. Average earning assets were $50.8 million during 2002, $49.7 million during 2001 and $46.5 million during 2000. Yields on interest-earning assets during 2002, 2001 and 2000 trended downward as a result of the rapidly declining rate environment. Those yields were 6.24%, 7.42%, and 8.11%, respectively.

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 7.97%, 8.52% and 8.71% in 2002, 2001 and 2000, respectively, reflecting the change in the overall interest rate environment.

Interest expense was $1.1 million in 2002, a significant decrease of 32.45% from 2001. Interest expense was $1.6 million in 2001, a decrease of 12.6% from 2000. The reductions in 2002 and 2001 were due to the rapidly declining interest rate environment. The slight increase in 2000 was due primarily to an increase in average interest-bearing liabilities. Average interest-bearing liabilities were $44.9, $43.0 and $42.0 million during 2002, 2001 and 2000, respectively. The average rate paid on these liabilities decreased to 2.46% in 2002. This represents a decrease of 135 basis points from 2001. During 2001 the average rate paid on interest-bearing liabilities was 3.81%, a decrease of 65 basis points from 4.46% paid in 2000. These changes in cost of funds mirror the rate environment for the past three years.

Net interest income was relatively unchanged in 2002. Net interest income was $2.1, $2.1 and $1.9 million during 2002, 2001, and 2000 respectively. The stability of net interest income over these periods is also reflected in the company's net interest margins which were 4.07% in 2002, 4.13% in 2001 and 4.08% in 2000.

Management's Discussion and Analysis

             Net Interest Income and Average Balances (thousands)(1)

                                                                     Years Ended December 31,
                                     ---------------------------------------------------------------------------------------
                                                2002                           2001                         2000
                                     ---------------------------   ---------------------------  ----------------------------
                                               Interest                    Interest                      Interest
                                     Average   Income/   Yield/   Average   Income/   Yield/   Average    Income/   Yield/
                                     Balance   Expense    Cost    Balance   Expense    Cost    Balance    Expense    Cost

Interest-earning assets:

  Investment securities              $ 15,873  $    517    3.26%  $13,898  $    770     5.54% $  14,267  $     973    6.82%
  Federal funds sold                    2,038        32     1.57    2,766       103     3.72        517         35    6.77
  Loans, net                           32,890     2,622     7.97   33,014     2,816     8.52     31,719      2,762    8.71
                                    ---------  --------  -------  -------  --------  -------  ---------  ---------  ------
  Total interest-earning assets        50,801    3,171             49,678     3,689              46,503      3,770
                                    ---------                     -------  --------           ---------  ---------
Yield on average interest-earning
     assets                                                 6.24%                       7.42%                         8.11%
                                                         =======                     =======                        ======

Noninterest-earning assets:
  Cash and due from banks               4,050                       2,895                         3,011
  Premises and equipment                1,819                       1,873                         1,961
  Interest receivable and other           259                         341                           360
                                    ---------                     -------                     ---------
   Total noninterest-earning
     assets                             6,128                       5,109                         5,332
                                    ---------                     -------                     ---------
   Total assets                     $  56,929                     $54,787                     $  51,835
                                    =========                     =======                     =========

Interest-bearing liabilities:
  Demand deposits                    $ 15,594       123     0.79%  $13,692      337     2.46% $  14,417        538    3.73%
  Savings deposits                      9,108       107     1.17     8,936      232     2.59      8,584        294    3.42
  Time deposits                        20,119       867     4.31    20,032    1,058     5.28     18,664      1,022    5.48
  Federal funds purchased                  18         2     1.11        24        1     4.16        162         11    6.79
  Other borrowed funds                    110         6     5.45       276        9     3.26        123          7    5.69
                                    ---------  --------  -------   -------  -------- -------  ---------  ---------  ------
   Total interest-bearing
     liabilities                       44,949     1,105            42,960     1,637              41,950      1,872
                                    ---------  --------           -------  --------           ---------  ---------
   Cost of average
    interest-bearing liabilities                            2.46%                       3.81%                         4.46%
                                                         =======                     =======                        ======

Noninterest-bearing liabilities:
  Demand deposits                       4,429                       4,729                         3,730
  Interest payable and other              110                         169                           143
                                    ---------                     -------                     ---------
   Total noninterest-bearing
    liabilities                         4,539                       4,898                         3,873
                                    ---------                     -------                     ---------
   Total liabilities                   49,488                      47,858                        45,823

Stockholders' equity                    7,441                       6,929                         6,012
                                    ---------                     -------                     ---------
  Total liabilities and
   stockholders' equity             $  56,929                     $54,787                     $  51,835
                                    =========                     =======                     =========
   Net interest income                         $  2,066                    $  2,052                      $   1,898
                                               ========                    ========                      =========
   Net yield on
    interest-earning assets                                 4.07%                       4.13%                         4.08%
                                                         =======                     =======                        ======

-----------------
(1) Income and yields are computed on a tax equivalent basis.

Management's Discussion and Analysis

The effects of changes in volumes and rates on net interest income for various periods are shown in the following table.

                    Rate/Volume Variance Analysis (thousands)

                                2002 Compared to 2001                 2001 Compared 2000                 2000 Compared to 1999
                                ---------------------                 ------------------                 ---------------------
                          Interest                            Interest                            Interest
                          Income/   Variance Attributable To  Income/   Variance Attributable To  Income/   Variance Attributable To
                          Expense   ------------------------  Expense   ------------------------  Expense   ------------------------
                          Variance    Rate        Volume      Variance     Rate       Volume      Variance      Rate       Volume
                          --------    ----        ------      --------     ----       ------      --------      ----       ------
Interest-earning assets:
  Taxable investment
    securities            $ (253)   $   (350)   $      97     $  (203)  $   (178)    $    (25)    $   142   $      96          46
  Federal funds sold         (71)        (48)         (23)         68        (84)         152         (22)          8         (30)
  Loans                     (194)       (182)         (12)         54        (59)         113           2          22         (20)
                          --------  --------    ---------     -------   --------     --------     -------   ---------    --------
    Total                   (518)       (580)          62         (81)      (321)         240         122         126          (4)
                          --------  --------    ---------     -------   --------     --------     -------   ---------    --------

Interest-bearing
 liabilities:
   Demand deposits          (214)       (256)          42        (201)      (174)         (27)         73         (69)        142
   Savings deposits         (125)       (129)           4         (62)       (74)          12          55          17          38
   Time deposits            (191)       (195)           4          36        (39)          75         (87)         54        (141)
   Short-term borrowings      (2)          4           (6)         (8)        (9)           1           -          (1)          1
                          --------  --------    ---------     -------   ---------    --------     -------   ---------    --------
     Total                  (532)       (576)          44        (235)      (296)          61          41           1          40
                          --------  --------    ---------     -------   ---------    --------     -------   ---------    --------
     Net interest income  $   14    $     (4)   $      18     $   154   $    (25)    $    179     $    81   $     125         (44)
                          ========  ========    =========     =======    =========   ========     =======   =========    ========

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

     The provision for loan losses was $142,000 in 2002. This is a 110% increase from 2001. The provision for loan losses was $67,600 in 2001, down 52% from 2000. The increase in the loan loss provision in 2002 was made because of increased charge-offs in the loan portfolio. The Bank's allowance for loan losses as a percentage of gross loans was 1.1% at the end of 2002 and 1.2% and 1.3% at the end of 2001 and 2000, respectively. Additional information regarding loan loss provisions is discussed in "Nonperforming and Problem Assets."

     Noninterest Income

     Noninterest income consists of revenues generated from a variety of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds, checks and fees charged for non-deposit services. Noninterest income also includes fees charged for various bank services such as safe deposit box rental fees and letter of credit fees and secondary market mortgage loan origination fees. A portion of noninterest income is gains on the sale of investment securities. Although the Bank generally follows a buy and hold philosophy with respect to investment securities, occasionally the need to sell some investment securities is created by changes in market rate conditions or by efforts to restructure the portfolio to improve the Bank's liquidity or interest rate risk positions.

Management's Discussion and Analysis

During 2002, noninterest income remained relatively unchanged as decreases in certain fees were offset by gains on the sale of investment securities. During 2001, noninterest income increased 30.1% to $406,000. The majority of the increase in noninterest income in 2001 was due to increased service charges on deposit accounts due to an increased fee structure and increased ATM and check cashing fees. Also, in 1998 the bank began originating home mortgages for placement in the secondary market and received $28,000, $31,000 and $12,000 in fee income in 2002, 2001 and 2000, respectively.

The Bank's fee structure is reviewed annually to determine if adjustments to fees are warranted. The last fee adjustment was made in the fourth quarter of 1999. Management believes that the current fee structure is competitive in the Bank's market. The sources of noninterest income for the past three years are summarized in the table below.

                    Sources of Noninterest Income (thousands)

                                                 Years Ended December 31,
                                             -------------------------------
                                               2002       2001        2000
                                             --------   -------    ---------
Service charges in deposit accounts          $    215   $   215    $     182
Gain on sale of investment securities              30         -            -
Mortgage loan origination fees                     28        31           12
Administration fees                                33        34           30
Rent                                               25        20           20
Other                                              63       106           88
                                             --------   -------    ---------
   Total noninterest income                  $    394   $   406    $     312
                                             ========   =======    =========

Noninterest Expense

Noninterest expense decreased 0.8% to $1.8 million during 2002. Noninterest expense increased in 2001 to $1.8 million, an increase of 11.2% from 2000. Noninterest expense was $1.7 million in 2000. The overhead ratio of noninterest expense to adjusted total revenues (net interest income plus noninterest income excluding securities transactions) was 74% in 2002, 74% in 2001 and 75% in 2000.

Total personnel expenses, the largest component of noninterest expense, was unchanged from 2001 to 2002. Those expenses increased $26,000, or 3.6% in 2001 to $744,000 compared to $718,000 during 2000. These fluctuations in expense are due to an effort by Company management to enhance compensation for key employees during 1999 and a decrease in the number of employees as a result on increased efficiencies during 2000 and 2001.

Combined occupancy and furniture and equipment expense decreased to $207,000 during 2002 after remaining relatively constant at $247,000 during 2001, and $248,000 during 2000. The decrease in 2002 was due primarily to decreases in maintenance and insurance expenses.

Professional services expense, fees paid to attorneys, independent auditors, consultants and bank examiners decreased to $159,000 during 2002 from $169,000 and $86,000 during 2001 and 2000. The primary reason for the increase during 2001 is legal fees related to defending a lawsuit which was settled in 2002. Additional costs were incurred in 2002 related to merger activities.

Data processing services consisting primarily of account processing, credit card processing fees, and product licensing fees increased $33,000 to $293,000 in 2002. Those expenses increased $32,000 during 2001 to $260,000 compared to $228,000 in 2000. The increases in 2002 and 2001 are due mainly to a new data processing contract. These fees relate directly to the number of accounts serviced and transactions processed. Management expects these expenses to continue to increase as the Bank grows.

Management's Discussion and Analysis

During 2000, management made a focused effort to reduce noninterest expense and was successful. Noninterest expense has historically increased and will most likely continue to increase as the Bank grows. However, as the Bank becomes more mature, growth in net interest income will outpace growth in noninterest expense. Accordingly, management believes the Bank's overhead ratio will continue to improve. The primary elements of noninterest expense for the past three years are as summarized in the following table.

                   Sources of Noninterest Expense (thousands)

                                                 Years Ended December 31,
                                             -------------------------------
                                               2002        2001       2000
                                             ---------   --------   --------
Salaries and wages                           $     626   $    639   $    619
Employee benefits                                  118        105         99
                                             ---------   --------   --------
   Total personnel expense                         744        744        718

Occupancy expense                                  109        144        146
Furniture and equipment                             98        103        102
Data processing                                    293        260        228
Printing and supplies                              106        108        115
Professional services                              159        169         86
Postage                                             62         52         41
Telephone                                           25         24         24
Dues and subscriptions                               8          7          8
Directors fees                                      64         41          -
Education and seminars                              15         13          6
Advertising and public relations                    25         19         21
Insurance expense                                   22         26         13
Regulatory assessments                              38         41         53
Stock transfer agent fees                            -          -         13
Amortization of organizational cost                  -          -          -
Year 2000 testing                                    -          -          -
Other operating expense                             40         71         94
                                             ---------   --------   --------
   Total noninterest expenses                $   1,808   $  1,822   $  1,668
                                             =========   ========   ========

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

Income tax expense, substantially all federal, for 2002 was $108,970 as the Company exhausted prior net operating loss carryforwards and began to incur income tax expense. Net deferred tax assets totaled $3,350 at December 31, 2002. Net deferred income tax assets of $66,000 and $262,000 at December 31, 2001 and 2000, respectively, were offset by a valuation allowance. Accordingly, no income tax expense or benefit was reported during those years.

Management's Discussion and Analysis

Earning Assets

Average earning assets increased 2.3% to $50.8 million during 2002. Average earning assets were $49.7 million during 2001 and $46.5 million during 2000. The percent of average earning assets to total assets has not changed significantly during the past three years. The ratio was 89.2%, 90.7% and 89.7% during 2002, 2001, and 2000, respectively. The mix of average earning assets did not change materially during the past three years. A summary of average assets is shown in the following table.

                          Average Asset Mix (thousands)

                                                        Years Ended December 31,
                                    ---------------------------------------------------------------
                                            2002                  2001                  2000
                                    --------------------  --------------------  -------------------
                                     Average              Average               Average
                                     Balance   Percent    Balance    Percent    Balance    Percent
                                    --------   -------    ---------  -------    ---------  --------
Earnings assets:

   Loans, net                       $ 32,890     57.77%   $  33,014    60.25%   $  31,719     61.19%
   Investment securities              15,873     27.88       13,898    25.36       14,267     27.52
   Federal funds sold and other        2,038      3.58        2,766     5.04          517      1.00
                                    --------   -------    ---------  -------    ---------  --------
   Total earning assets               50,801     89.23       49,678    90.65       46,503     89.71
                                    --------   -------    ---------  -------    ---------  --------

Nonearning assets:

   Cash and due from banks             4,050      7.11%       2,895     5.28        3,011      5.81
   Premises and equipment              1,819      3.20        1,873     3.42        1,961      3.78
   Other assets                          259      0.46          341      .65          360       .70
                                    --------   -------    ---------  -------    ---------  --------
   Total nonearning assets             6,128     10.77        5,109     9.35        5,332     10.29
                                    --------   -------    ---------  -------    ---------  --------
   Total assets                     $ 56,929    100.00%   $  54,787   100.00%   $  51,835    100.00%
                                    ========   =======    =========  =======    =========  ========

Loans

The Bank makes both consumer and commercial loans to borrowers in all neighborhoods within its market area, including the low- and moderate-income areas. The Bank's market area is generally defined to be all or portions of Pulaski County, Virginia and the City of Radford, Virginia. The Bank emphasizes consumer based installment loans, commercial loans to small and medium sized businesses and real estate loans.

Net loans consist of total loans less unearned income and the allowance for loan losses. Average net loans decreased 0.4% to $32.9 million in 2002. Average net loans increased 4.0% to $33.0 million during 2001 and decreased less than 1% during 2000 to $31.7. The increase in average net loans outstanding during the past years is due to the efforts of the Bank's management, increases in loan demand and to the Bank's growing reputation in the community. Loan growth has slowed during 2002 as a result of decreased loan demand, the slowing economy and management's focus on higher profitability instead of growth.

A significant portion of the loan portfolio, $13.9 million or 39.3%, is made up of loans secured by various types of real estate. Total loans secured by one to four family residential properties represented 38.1% and 41.9% of total loans at the end of 2002 and 2001, respectively. Loans for commercial and business purposes increased 11.5% during 2002 to $16.3 million and increased 8.9% to $14.6 million at the end of 2001 compared to 2000 year end numbers. The amounts of loans outstanding by type at December 31, 2002 and 2001 are shown in the following table.

Management's Discussion and Analysis

                       Loan Portfolio Summary (thousands)

                                            December 31, 2002     December 31, 2001
                                           --------------------  ------------------
                                             Amount        %        Amount      %
                                           ----------  --------  ---------- -------
Construction and development               $      201      0.57% $     209     0.62%
Farmland                                           51      0.14         61     0.18
1-4 family residential                         13,548     38.14     14,042    41.94
Multi-family residential                          108      0.30          -        -
Nonfarm, nonresidential                            40      0.11         62     0.19
                                           ----------  --------  ---------  -------
Total real estate                              13,948     39.26     14,374    42.93

Agricultural                                        1      0.00         20     0.06
Commercial and industrial                      16,274     45.81     14,571    43.52
Credit cards and other revolving credit           618      1.74        475     1.42
Other consumer                                  4,230     11.91      3,603    10.76
Other                                             455      1.28        442     1.31
                                           ----------  --------  ---------  -------
         Total                             $   35,526    100.00% $  33,485   100.00%
                                           ==========  ========  =========  =======

The loan maturity distribution as of December 31, 2002 is set forth in the following table.

                     Maturity Schedule of Loans (thousands)

                                                          December 31, 2002
                               --------------------------------------------------------------------
                                Commercial                                             Total
                               Financial and      Real                      -----------------------
                                Agriculture      Estate         Others         Amount          %
                               -------------   -----------   ------------   ------------  --------
Total loans:
   One year or less            $      5,372    $     3,369   $      1,225   $      9,966     28.05%
   Over one to three years            2,008          3,234          1,302          6,544     18.42
   Over three to five years           6,822          4,987          2,623         14,432     40.62
   Over five years                    2,073          2,358            153          4,584     12.91
                               ------------    -----------   ------------   ------------  --------
         Total loans           $     16,275    $    13,948   $      5,303   $     35,526    100.00%
                               ============    ===========   ============   ============  ========

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

Management's Discussion and Analysis

The table bellow presents the investment portfolio at December 31, 2002 by major types of investments and maturity ranges. Maturities may differ from scheduled maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity.

                        Investment Securities (thousands)

                                                              December 31, 2002
                           --------------------------------------------------------------------------------------
                                                 Amortized Cost Due
                           -------------------------------------------------------------
                              Due      After One    After Five                Restricted
                            Within      Through       Through     After Ten     Equity                   Market
                           One Year   Five Years     Ten Years      Years     Securities      Total       Value
                           --------   ----------    ----------    ---------   ----------   -----------  ---------

U. S. Government agencies  $      -   $        -    $        -    $       -   $        -   $         -  $       -
Mortgage-backed securities        -          381         2,513       10,595            -        13,489     13,570
Equity securities                 -            -             -            -          431           431        431
                           --------   ----------    ----------    ---------   ----------   -----------  ---------
         Total             $      -   $      381    $    2,513    $  10,595   $      431   $    13,920  $  14,001
                           ========   ==========    ==========    =========   ==========   ===========  =========

Weighted average yields:

U.S. Government agencies          -%           -%            -%           -%           -%
Mortgage-backed securities        -         4.69          1.99         3.27         3.07
                           --------   ----------    ----------    ---------   ----------
         Consolidated             -%        4.69%         1.99%        3.27%        3.07%
                           ========   ==========    ==========    =========   ==========

The falling interest rate environment in 2002 caused the average yield on the investment portfolio to decrease to 3.1% from 5.1% in 2001 and 6.8% 2000. At December 31, 2002, the market value of the investment portfolio was $14.0 million, representing appreciation of $81,000 above amortized cost. This compared to a market value of $11.5 million and an appreciation of $64,000 above amortized cost a year earlier. This increase in market value is due primarily to the falling rate environment during of 2002.

Federal Funds Sold

Federal funds represent the most liquid portion of the Bank's invested funds and generally the lowest yielding portion of earning assets. Management has made an effort to maintain Federal funds at the lowest level possible consistent with prudent interest rate risk management strategies and liquidity needs. Average Federal funds sold decreased $728,000 or 26.3% to $2.0 million in 2002, from $2.8 million during 2001 and was $517,000 in 2000.

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

Management's Discussion and Analysis

Average total deposits were $49.3 million, an increase of 3.9% during 2002. Average total deposits were $47.4 million in 2001, which represented an increase 4.4% from $45.4 million in 2000. Average core deposits were $45.8 million in 2002 and $43.1 million in 2001, up from $41.7 million in 2000. The percentage of the Bank's average deposits that are interest-bearing increased to 91.0% from 90.0% in 2001. Average demand deposits, which earn no interest, decreased $300,000 to $4.4 million during 2002 from $4.7 million in 2001.

The average certificates of deposit issued in denominations of $100,000 or more decreased to $3.5 million from $4.3 million in 2001 and $3.7 million in 2000. Average certificates of deposit issued in denominations of $100,000 or more as a percentage of total average deposits were 7.10%, 9.07% and 8.15% for the years ended December 31, 2002, 2001, and 2000, respectively.

Large municipal deposits from local governments were $8.3 million, $9.2 million and $12.3 million at December 31, 2002, 2001 and 2000, respectively. Management believes that the Bank is paying market rates for these deposits. Management's strategy has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Large denomination certificates of deposit and large municipal deposits are particularly sensitive to changes in interest rates. Management considers these deposits to be volatile and invests these funds in order to minimize liquidity and interest rate risks.

Average deposits for the three years ended December 31, 2002, 2001 and 2000 are summarized in the following table.

                             Deposit Mix (thousands)

                                                                  Years Ended December 31,
                                        -----------------------------------------------------------------------------
                                                  2002                      2001                       2000
                                        ------------------------   -----------------------   ------------------------

                                          Average                    Average                   Average
                                          Balance       Percent      Balance      Percent      Balance      Percent
                                        -----------  ---------    -----------   --------     -----------  ---------
Interest-bearing deposits:
   Now accounts                         $    15,594      31.66%   $    13,692      28.89%    $    14,417      31.76%
   Money market                               2,944       5.98          3,893       8.21           4,561      10.05
   Savings                                    6,164      12.52          5,043      10.64           4,023       8.86
   Other time deposits                       16,624      33.75         15,740      33.21          14,962      32.96
   Large denomination time deposits           3,495       7.10          4,292       9.07           3,702       8.15
                                        -----------  ---------    -----------   --------     -----------  ---------
       Total interest bearing deposits       44,821      91.01         42,660      90.02          41,665      91.78

Noninterest bearing deposits:
   Demand deposits                            4,429        8.99         4,729       9.98           3,730       8.22
                                        -----------   ---------   -----------   --------     -----------  ---------
       Total deposits                   $    49,250      100.00%  $    47,389    100.00%     $    45,395     100.00%
                                        ===========   =========   ============  ========     ===========  =========

The following table provides maturity information relating to time deposits of $100,000 or more at December 31, 2002 and 2001.

                   Large Time Deposit Maturities, (thousands)

                                                          2002           2001
                                                      -----------    ----------

Remaining maturity of three months or less            $       885    $    1,494
Remaining maturity over three through twelve months           955         2,421
Remaining maturity over twelve months                       3,234         1,531
                                                      -----------    ----------
     Total time deposits of $100,000 or more          $     5,074    $    5,446
                                                      ===========    ==========

Management's Discussion and Analysis

Other Borrowed Funds

Other borrowed funds consist of a mortgage loan of $106,000 and $114,000 at December 31, 2002 and 2001, respectively. The average balance for 2002 and 2001 was $110,000 and $276,000, respectively. The large increase in average balance during 2001 was a $2.0 million advance that was outstanding for 30 days during the year. Interest expense was $6,000 in 2002, $9,000 in 2001 and $7,000 in 2000.

There was no short-term debt at December 31, 2002 or 2001, however, the Company had short-term debt at December 31, 2000 consisting of $18,000 in Federal Funds purchased. The average balance of short-term debt was $18,000, $24,000 and $162,000 in 2002, 2001 and 2000, respectively. The related interest expense on these borrowings was $2,000, $1,000, and $11,000 in 2002, 2001 and 2000
respectively, resulting in costs of funds of 1.1%, 4.2% and 6.8%, for said periods.

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

In addition, a minimum leverage ratio of average Tier I capital to average total assets for the previous quarter, ranging from 3% to 5%, is required by federal bank regulators subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 2002, the Bank had a ratio of year-end Tier I capital to average total assets for the fourth quarter of 9.3%. The Bank exceeds all required regulatory capital ratios and is considered well capitalized.

Shareholders' equity was $7.7 million at year-end 2002, which was an increase of $392,000 over 2001. This increase was due to net income of $402,000 and a decrease in the market value of investment securities of $10,000. Equity was $6.6 million at December 31, 2000. Average shareholders' equity as a percentage of average total assets was 13.1% in 2002, 12.6% in 2001 and 11.6% in 2000.

At December 31, 2002 the Bank had a ratio of Tier I capital to risk-weighted assets of 15.9% and a ratio of total regulatory capital to risk-weighted assets of 17.0%, well above the regulatory minimum of 4.0% and 8.0%, respectively.

The Bank's analysis of capital for the quarters December 31, 2002 and 2001 is presented in the following table.

                         Risk-Based Capital, (thousands)

                                                                        2002               2001
                                                                 -----------------  ----------------
Tier I capital                                                   $           5,321  $          4,941
Qualifying allowance for loan losses/1/                                        378               394
                                                                 -----------------  ----------------
         Total regulatory capital                                $           5,699  $          5,335
                                                                 =================  ================

         Total risk-weighted assets                              $          33,449  $         31,480
                                                                 =================  ================

Tier I as a percent of risk-weighted assets                                 15.91%            15.70%
Total Tier II capital as a percent of risk-weighted assets                  17.04%            16.95%
Leverage ratio/2/                                                            9.28%             9.25%

______________________________
     /1/Limited to 1.25% of risk-weighted assets.
     /2/Period end Tier I capital to adjusted average assets per quarter.

Management's Discussion and Analysis

Common Stock Outstanding

There were 926,399 common shares outstanding at December 31, 2002, 2001 and 2000. Approximately 1,000 shareholders of record hold these shares.

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

                      Allowance for Loan Losses (thousands)

                                                                                          December 31,
                                                                          -----------------------------------------
                                                                               2002          2001          2000
                                                                          ------------   -----------   ------------
Allowance for loan losses, beginning                                      $        410   $       430   $        322
Provision for loan losses, added                                                   142            68            141
                                                                          ------------   -----------   ------------
                                                                                   552           498            463

Loans charged off                                                                 (174)          (88)           (34)
Recoveries of loans previously charged off                                           2             -              1
                                                                          ------------   -----------   ------------
         Net charge-offs                                                          (172)          (88)           (33)
                                                                          ------------   -----------   ------------
         Allowance for loan losses, ending                                $        380   $       410   $        430
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

Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management does, however, consider the allowance for loan losses to be adequate at December 31, 2002 and 2001. The allocation of the reserve for loan losses is shown in the following table.

Management's Discussion and Analysis

             Allocation of the Allowance for Loan Losses (thousands)

                                                                          December 31,
                                            -----------------------------------------------------------------------
                                                     2002                     2001                    2000
                                            ----------------------   ---------------------   ----------------------
Balance at end of period applicable to:       Amount     Percent/1/  Amount      Percent/1/  Amount       Percent/1/
--------------------------------------        ------     -------     ------      -------     ------       -------
Commercial, financial and agricultural      $     179       45.81%   $     193      43.58%   $      182    $39.92%
Real estate, construction                           -        0.57            -       0.62             -       0.69
Real estate, mortgage                              81       38.69           87      42.31            91      45.50
Installment loans to individuals, other           120       14.93          130      13.49           157      13.89
                                            ---------   ---------    ---------   --------    ----------   --------
         Total                              $     380      100.00%   $     410     100.00%   $      430   $100.00%
                                            =========   =========    =========   ========    ==========   =======

______________________________
     /1/Percent of loans in each category to total loans.

Nonperforming Assets at December 31, 2002, 2001 and 2000 are analyzed in the table below.

                        Nonperforming Assets (thousands)

                                                                                         December 31,
                                                                          -----------------------------------------
                                                                               2002          2001          2000
                                                                          ------------   -----------   ------------
Nonaccrual loans                                                          $         53   $       162   $        127
Restructured loans                                                                   -             -            113
Foreclosed and in-substance foreclosed properties                                    -             -              -
                                                                          ------------   -----------   ------------
                                                                          $         53   $       162   $        240
                                                                          ============   ===========   ============

Nonperforming assets were .1% and .5% of gross loans outstanding at year-end 2002 and 2001, respectively. In addition to the nonperforming assets, there was one loan of approximately $1,500 which was past due 90 days or more at December 31, 2002. Net loan charge-offs as a percentage of average loans were .5%, .3%, and .1% in 2002, 2001 and 2000, respectively. The allowance for loan losses was $380,000, $410,000 and $430,000 at December 31, 2002, 2001 and 2000,
respectively, or 1.1% of gross loans at December 31, 2002 and 1.2% and 1.3% for December 31, 2001 and 2000, respectively.

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

Management's Discussion and Analysis

The table below shows the sensitivity of the Bank's balance sheet at the repricing dates indicated, but is not necessarily indicative of the position on other dates. The table below was prepared assuming mortgage backed securities will reprice according to schedule. Historically, mortgage back securities have repriced sooner than scheduled.

                            Interest Rate Sensitivity

                                                               December 31, 2002
                                                             Maturities/Repricing
                                         --------------------------------------------------------------
                                             1-3         4-12         13-60      Over 60
                                           Months       Months       Months       Months        Total
                                           ------       ------       ------       ------        -----
Earning assets:
   Loans                                 $   7,546    $   7,096    $  20,294     $    590      $ 35,526
   Investments                                   -            -          381       13,539        13,920
   Federal funds sold and other              3,262            -            -            -         3,262
                                         ---------    ---------    ---------     --------      --------
     Total                                  10,808        7,096       20,675       14,129        52,708
                                         ---------    ---------    ---------     --------      --------

Interest-bearing liabilities:
   Other deposits                           24,440            -            -            -        24,440
   Certificates of deposit                   3,007        6,849       11,658            -        21,514
   Other borrowed funds                          2            5           35           64           106
                                         ---------    ---------    ---------     --------      --------
         Total                           $  27,449    $   6,854    $  11,693     $     64      $ 46,060
                                         =========    =========    =========     ========      ========

Interest rate gap                          (16,641)         242        8,982       14,065         6,648

Cumulative interest sensitivity gap        (16,641)     (16,399)      (7,417)       6,648

Ratio of sensitivity gap to total
   earnings assets                          (31.57)%       0.46%       17.04%       26.68%        12.61%
Cumulative ratio of sensitivity gap
   to total earnings assets                 (31.57)%     (31.11)%     (14.07)%      12.61%

At December 31, 2002, the Company was cumulatively asset-sensitive (earning assets subject to interest rate changes exceeded interest-bearing liabilities subject to changes in interest rates). NOW, savings and money market accounts repricing within three months were $24.4 million, which historically have not been as interest-sensitive as other types of interest-bearing deposits. Removing the impact of NOW and money market accounts, the Bank is asset sensitive in all time frames displayed in the table.

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

Management's Discussion and Analysis

Selected Financial Data

The following table summarizes selected financial data considered to be significant indicators of the Company's operating results and financial condition for the periods indicated.

                             Selected Financial Data

                                                  2002              2001             2000                1999
                                            ----------------  ---------------   ---------------   ----------------
Summary of Operations
   Interest income                          $          3,172  $         3,689   $         3,770   $          3,648
   Interest expense                                    1,105            1,636             1,872              1,831
                                            ----------------  ---------------   ---------------   ----------------
         Net interest income                           2,067            2,053             1,898              1,817

   Provision for credit losses                           142               68               141                173
   Other income                                          394              406               312                265
   Other expense                                       1,808            1,822             1,668              1,880
   Income taxes                                          109                -                 -                  -
                                            ----------------  ---------------   ---------------   ----------------
         Net income                         $            402  $           569   $           401   $             29
                                            ================  ===============   ===============   ================

Per Share Data
   Basic earnings per share                 $             43  $            61   $            43   $             03
   Diluted earnings per share                             43               61                41                 03
   Book value                                           8.32             7.89              7.09               6.25

Average Balance Sheet Summary
   Loans, net                               $         32,890  $        33,014   $        31,719   $         31,950
   Securities                                         15,873           13,898            14,267             13,515
   Total assets                                       56,929           54,787            51,835             52,212
   Deposits                                           49,250           47,389            45,395             45,547
   Shareholders' equity                                7,441            6,929             6,012              6,016

Selected Ratios
   Average equity to average assets                    13.07%           12.65%            11.60%             11.52%
   Return on average assets                             0.71%            1.03%               08%                06%
   Return on average equity                             5.40%            8.21%             6.67%                48%